UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

USMetals, Inc.
(Exact name of registrant as specified in its charter)

Nevada	88-0463279
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4535 W. Sahara Avenue, Suite 200, Las Vegas, NV 89102
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(702) 933-4034

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001
(Title of class)

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of large accelerated filer,” accelerated filer” and smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

ITEM 1.  DESCRIPTION OF BUSINESS

This summary highlights information contained elsewhere in this registration statement.  You should read the entire registration statement carefully including the section entitled “Risk Factors” before making an investment decision.   USMetals, Inc. is referred to throughout this prospectus as “USMetals,” “USMI”, “we,” “our”, the “Company” or “us.”

EMERGING GROWTH COMPANY STATUS

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012), and the Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the Securities and Exchange Commission (the “SEC”)) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b–2.

The Company will continue to qualify as an emerging growth company until the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to a registration statement under the United States Securities Act of 1933, as amended), unless it otherwise ceases to qualify as an emerging growth company.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any U.S. domestic issuer that is an emerging growth company is able to avail itself to the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance.

Development of the Business

USMetals is a Nevada corporation formed on May 3, 2000 as Deco Tek, Inc.  On March 12, 2002 the Company changed its name to USMetals, Inc.  In April 2002 USCorp acquired the company and its 141 unpatented mining claims known as the Twin Peaks Project in Yavapai County Arizona, by issuing 24,200,000 shares of USCorp’s common stock in exchange for all 24,200,000 issued and outstanding shares of Deco Tek, Inc. The Company became a wholly owned subsidiary of USCorp as a result of this share exchange.

On March 22, 2011 USMetals entered into an Asset Funding/Operation and Shareholders Agreement with Arizona Gold Corp., a private British Columbia Corporation (“AGCBC”) and its wholly owned subsidiary, AGC Corp, a private Arizona company (“AGCAZ”), providing for the sale of USMetals’ 172 Arizona mining claims known as the Twin Peaks Project (the “Twin Peaks Project”) to AGCAZ in exchange for 90,200,000 shares or 61.34% of AGC’s common stock (the “Transaction”). The Twin Peaks Project now consists of 268 Lode and 8 Placer Claims.  In 2011, AGCBC sold its common stock for proceeds of $1,500,000 which was used for the mining development program on the Twin Peaks Project.  The Agreement was subsequently unwound and USMetals become the 100% owner of AGC through the issuance of the shares of USCorp shares of Common A stock. As part of this transaction the “serendipity claims” became fully owned by USMetals.

On May 30 2012, the Board of Directors and holders of the majority of the outstanding common stock of USCorp, elected to distribute its shares of USMetals common stock, representing approximately 100% of the issued and outstanding common stock of USMetals to the USCorp shareholders at the rate of one share of USMI common stock for every ten shares of USCorp Class A Common Stock and Class B Common Stock outstanding, and one share of USMI common stock for every ten shares of Class A Common Stock underlying the eight to one conversion rights of the outstanding USCorp Series A Preferred Stock and the two for one conversion rights of the outstanding Series B Preferred Stock.  The revised record date for the dividend shall be July 1, 2013 and the distribution date will be set as soon as the registration of our common stock under the Securities Exchange Act of 1934 is effective and our filing with the Financial Industry Regulatory Agency (FINRA) is complete.  The purpose of the distribution is to establish USMetals as a separate company and facilitate the financing and development of its business independently of other properties of USCorp and its subsidiaries.

The following table illustrates the USCorp dividend distribution.

Type of USCorp Equity	Outstanding as of 5/28/2013	Right to Class A Common	Dividend @ 1 for 10
A Preferred	25,600,000	204,800,000	20,480,000
B Preferred	141,687	283,374	28,338
B Common	5,060,500	0	506,050
A Common	449,076,805	Na	44,907,681

Total		659,220,690	65,922,069

Narrative Description of the Business

The purpose of USMetals is to engage in the business of acquiring and developing mineral properties, exploring for gold, silver, and other non-ferrous and minerals within the contiguous United States. It is the further intention of USMetals to mine and to process any commercially-proven reserves developed at its properties.

The Twin Peaks Mining Claims are located in West-Central Arizona, in the Eureka Mining District of Yavapai County, Arizona, approximately 42 miles west of Prescott, Arizona. Within the boundaries of these Mining Claims, more commonly referred to as the “Twin Peaks Project”, are the historic sites of the Crosby, Hayes, Swiss Belle and Gloryhole Mines, past producers of gold and silver. The Twin Peaks Project claims are geographically located in the southwestern division of the Eureka Mining District, which includes many significant mines and prospects. There are tungsten mines in the Camp Wood area, to the northeast, the existing historic gold mines and prospects which abut the Twin Peaks property to the southeast along the Santa Maria River, and tungsten, copper, and zinc mines to the south and southeast. The area has a long history of mining activities. Mining companies can obtain experienced labor, affordable housing, equipment repair, and mining services within the district.

The Santa Maria River traverses the Mining Claims and USMetals is the only company that holds water rights to that section of the river, a valuable asset for a mining company in this arid country.

All of the Twin Peaks’ mining properties are unpatented mining claims; consequently, the Company has only possessory title with respect to such properties. The claims were duly transferred by official deed from the prior owner to USMetals on March 22, 2002 and from USMetals to AGCAZ in May 2011, and in September 2012 the Twin Peaks project claims were returned to USMetals’ control under the terms of the unwinding Agreement with AGCBC et al in which AGCAZ became a wholly owned subsidiary of USMetals.. The real property upon which the Twin Peaks claims are located is subject to a paramount lien by the United States of America; all of the Company’s claims are subject to the applicable rules and regulations of the United States Department of the Interior, Bureau of Land Management, which administers our use and activities on said Mining Claims. The Company has paid all of the required fees in order to maintain the Twin Peaks Mining Claims for the current periods. All of the necessary documents and affidavits have been filed with the Yavapai County Recorder.

USMetals has had a number of strategic working relationships with various independent contractors in order to develop its Mining Claims. USMetals further relies on the declarations and valuations formed and given in past geological exploration and geochemical studies. USMetals has had consulting and/or independent contractor relationships with Pincock Allen & Holt (“PAH”) Boart Longyear, LLC, Image2Map Services, LLC, Harris Drilling Company, ALS Chemex, SGS Labs, Country Chemist, and the 129-year-old Jacobs Assay 1880 with offices in Tucson, AZ. that has been recognized by the Bureau of Land Management; Laguna Mountain Environmental, Biozone, Inc. Wondjina Research Institute and Quantum GeoConsultants Group, LLC. It should be noted that if USMetals was forced to disassociate itself with one or more of the abovementioned independent contractors, it could readily secure the services of other individuals or entities to perform the work or services of equal or greater quality; the loss of any one or all of the abovementioned contractors would not cause USMetals material adverse effects; however, each of these firms has demonstrated its capability and reliability in assisting the Company and USMetals to develop the Mining Claims, and, to date, the abovementioned contractors have provided invaluable assistance to the Company’s senior executive management in evaluating the potential represented by the Twin Peaks Mining Claims.

Our former parent company, USCorp, in 2007 completed a feasibility study on the Twin Peaks Project that identified mineralized material on the property. During fiscal 2009 we completed Phase 1, Phase 2 and Phase 2.5 of a 3-phase drilling program. For a summary of the results of that drilling program please see “Recent Developments” in the USCorp, Form 10-K/A for period ending 2010 filed on October 12, 2011. In 2012 we completed Phase 3 of the 2008 drilling program including completion of the drilling program on the recently acquired additional 104 unpatented mining claims. That drilling program included recent discoveries made on the 172 original claims.

In 2011 and 2012 The Company under the direction of Arizona Gold Corp, (“AGC”) conducted Phase 3 of its drilling program at Twin Peaks. The report provided by the onsite geologist has been reviewed by our Mining Consultant, Edwin Arbar, who has provided the company with an analysis that is summarized below:

Project Description and Contractors

Arizona Gold Corp, a British Colombia corporation (“AGCBC”) contracted Pincock, Allen & Holt (“PAH”), an internationally known consulting firm, as AGCBC’s Project Consultants and Managers. The original PAH Chief Geologist, Barton Stone, began reconnoitering the Twin Peaks project and surrounding areas. Barton Stone then outlined a 13,000 feet drilling program to be directed at five (5) high interest areas of mineralization. Mr. Stone also recommended taking samples at five (5) foot intervals of cored rock. The five (5) foot sample interval for assay tests is a Mining Industry Standard.

The primary operator with total Project responsibility during the Phase 3 Drilling program was AGCBC. AGCBC contracted Michael Krokosz at the behest of PAH’s Geologist Craig Horlacher. Mr. Horlacher replaced Mr. Barton Stone who was the previous and first PAH Geologist on the Phase 3 contract at Twin Peaks. Mr. Stone was later reassigned by PAH before drilling was initiated.

The newly appointed PAH Chief Geologist, Craig Horlacher, formulated a sampling protocol for this project. Samples were to be taken at one (1) foot intervals and a portion of the split sample was sent to Arizona Assay Laboratory (“AAL”) to be fire assayed for gold and silver. One-half of each sample was kept by AGC in a secured site at the project office in Wickenburg, Arizona, for future reference. The assayer was instructed to retain all “pulp” material for each sample sent to them for processing and assaying. The samples of “pulp” and the remaining one-half of the core samples are now in the process of being re-checked by spectrographic analysis (XRF) for any metal content that may have been missed or inadvertently overlooked by the assay laboratory, AAL.

AGCBC contracted Boart Longyear Drilling Services (“BLDS”), rated as one of the largest international drilling companies in the mining industry. BLDS was hired to drill at locations thought to be drill targets of ore. PAH and AGCBC Geologists initially identified five (5) areas as prime locations to intersect precious metal deposits.

AGCBC initiated Phase 3 drilling program at Twin Peaks on November 9, 2011 in the Hayes Mine area. The objective was to drill alongside and then drill through the Quartz Dike at the Hayes Mine area. PAH has issued positive statements regarding the potential of the Twin Peaks property. PAH stated “Twin Peaks Property has definite upside potential” and continued, “…that a potential five million tons, or more of resources reside in the lengthy quartz vein structures…” Recent visits by Geologists and Mining Consults have suggested that the Quartz Dikes are a major part of the structurally controlled mineralization that has occurred at the Hayes Mine and other locations. The Hayes Mine was a prolific mineral producer. The mineral production was not from the Dike itself, but from the footwall area that parallels the Quartz Dike.

Michael Krokosz, AGCBC Chief Geologist, maintained the “sampling protocol” formulated by PAH Geologist, Craig Horlacher, by taking assay test samples at one (1) foot intervals of cored rock material.

Analysis

There are several lessons learned from the experience of Phase 3 Drilling Project. Number one is the importance of concentrating on locating and testing when encountering the pathfinder metals, Iron and Iron Oxides, when associated with Quartz Dikes or any other rock structure. Ore has appeared in host rocks such as metagranites and schists that are often associated with the Quartz Dikes. Historical Geology comes into play with the association and relationships of various lithologies, which must be studied and recorded further in greater detail.

Quartz Dikes were formed millions of years ago by migrating magmatic solutions under intense heat and pressures thereby filling some fault systems on Twin Peaks that are now prominent Quartz and Pegmatite Dikes. While some faults were being filled with magmatic solutions, some faults were filled to form Quartz Dikes. The tectonic forces caused crushing, heavy fracturing and folding of existing rock structures that allowed the Hydrothermal (mineralized) waters to penetrate, disseminate and (sometimes) deposit metals throughout the fault/fracture zones. This process sometimes included Quartz Dikes and related dike systems. In other words, mineralization came long after the Quartz Dikes were formed. The mineralization was structurally controlled by fault systems and Dikes of all types (including Pegmatite Dikes).

Since it has been determined that mineralization came AFTER the Quartz Dikes were formed, it is now known that the origin of the mineral waters was probably from a massive detachment fault system located at great depths. Blocks of regional plates passed over each other by tectonic forces related to continental subduction.

Although the Phase 3 drilling project did not produce the number of expected results, the project Geologist and others are confident they know where the Feeder may be located. The Feeder location that fed the ore found and mined at the Crosby, Hayes, Swiss Belle and Glory Hole mines can be better identified.

New, state-of-the-art techniques and scientific instruments will be used by USMetals to capitalize on newly discovered locations as a result of the Phase 3 drilling program where significant gold values were discovered during the program, but not pursued, as the company believes should have been by geophysical surveying and testing to identify the structures where the Phase 3 core driller made a significant gold hit.

Next Steps

A new plan has been put in place to execute a new drilling program based on the planned geophysical 3-D model that will show the gold target(s) including size and depth of the target.

New ASTER satellite photos have recently been obtained for interpretation by a USMetals contractor. The interpretations will zero in on “geo-magnetic” and “mineral alteration” areas with readings that are then interpreted to identify target areas that indicate deep structural features and areas of alteration that are then targeted for geophysical (sub-surface) exploration.

A geophysical crew will conduct magnetic (magnetometer), VLF (very low frequency), and I. P. (Induced Polarity) surveys in the ASTER targeted areas that will ultimately produce 2-D and 3-D models showing specific locations as drill targets. These scientific procedures (previously unused) will eliminate reliance on visually targeted surface mineralization areas that was previously used by AGCBC during Phase 3 Drilling Project to locate the drill holes.

The geophysical tests are capable of showing details of sub-surface geological structures up to one thousand (1,000) feet (or more) below surface. USMetals has integrated this new technology for the next phase by employing state-of-the-art technologies previously not used on the Phase 3 drilling project. Newly formulated and patented mineral location Software, NASA satellite technology and complex Electo-Therm computerized systems can now reveal detailed sub-surface geology by sending electrical signals down through solid rock structures to locate Minerals, Oil and Gas.

Government Regulation

The exploration and development of a mining prospect is subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency and the Bureau of Land Management, as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of Notices of Intent and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

We must comply with the annual lease requirements of the United States Bureau of Land Management (“BLM”) which include the BLM’s filing requirements of our proposed exploration and development, including Notices of Intent and Plans of Operations. In connection with our exploration and assessment activities, we have pursued necessary permits.  We will need to file for water use and other extractive-related permits in the future.  Because these laws and regulations change frequently, the costs of compliance with existing and future environmental regulations cannot be predicted with certainty.

Any exploration or production on United States Federal land will have to comply with the Federal Land Management Planning Act which has the effect generally of protecting the environment. Any exploration or production on private property, whether owned or leased, will have to comply with the Endangered Species Act and the Clean Water Act. The cost of complying with environmental concerns under any of these acts varies on a case-by-case basis. In many instances the cost can be prohibitive to development. Environmental costs associated with a particular project must be factored into the overall cost evaluation of whether to proceed with the project.

Other than the normal bonding requirements, there are no costs to us at the present time in connection with compliance with environmental laws.  However, since we anticipate engaging in natural resource projects, these costs could occur at any time. Costs could extend into the millions of dollars for which we could be liable.  Even if liability is limited to our percentage share, any significant liability would wipe out our assets and resources.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. USMetals will compete for promising gold exploration projects with other entities, many of which have greater financial and other resources than the Company. In addition, USMetals will compete with other firms in its efforts to obtain financing to explore and develop mineral properties including the claims it already owns. Further, the mining industry is typified by companies with significantly greater financial resources and market recognition than the Company. At present, the Company is not a significant factor within this industry.

Employees and Independent Contractors

As of the date of this filing, the Company does not employ any persons other than occasional clerical help.

Available Information

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents that we will file with or furnish to the SEC will be available free of charge by sending a written request to our Corporate Secretary at our corporate headquarters.   Additionally, the documents we file with the SEC are or will be available free of charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549 and at the SEC website www.sec.gov.. Other information on the operation of the Public Reference Room is or will be available by calling the SEC at (800) SEC-0330.

Item 1A RISK FACTORS

 You should carefully consider the following risk factors before deciding whether to invest in USMetals. If any of the events discussed in the risk factors below occur, our business, financial condition, results of operations or prospects could be materially and adversely affected.

RISKS ASSOCIATED WITH OUR COMPANY:

Lack of Operating History and Earnings. The Company has limited operating history and no revenues. The Company expects to incur further losses in the foreseeable future due to significant costs associated with its business development, and the business development of its subsidiaries, including costs associated with its acquisition of new mining claims and/or operations.  There can be no assurance that the Company’s operations will ever generate sufficient revenues to fund its continuing operations, or that the Company will ever generate positive cash flow from its operations, or that the Company will attain or thereafter sustain profitability in any future period.

Speculative Nature of The Company’s Proposed Operations; Dependence Upon Management; Possible Conflict of Interest. The success of the Company’s proposed plan of operation will depend largely on the operations, financial condition, and management of the Company. While management intends to engage in the business purposes stated herein, there can be no assurance that it will be successful in conducting such business. Presently, the Company is totally dependent upon the personal efforts of its current management. Our officers and directors have duties and affiliations with other companies which may be a present a conflict of interest regarding decisions they make for USMetals.  The loss of any officer or director of the Company could have a material adverse effect upon its business and future prospects. The Company does not presently have key-man life insurance upon the life of any of its officers or directors. None of our management are chemists, metallurgists, mining engineers or geologists and as such do not have the technical experience in exploring for, starting, and/or operating a mine. Upon adequate funding management intends to hire qualified and experienced personnel, including additional officers and directors, and mining specialists, professionals and consulting firms to advise management as needed; however there can be no assurance that management will be successful in raising the necessary funds, recruiting, hiring and retaining such qualified individuals. Such consultants have no fiduciary duty to the Company or its shareholders, and may not perform as expected. The success of the Company will, in significant part, depend upon the efforts and abilities of management, including such consultants as are or may be engaged in the future.

Risks Inherent In Exploration and Mining Operations. Mineral exploration is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The Company’s Mining Claims are also indirectly subject to all hazards and risks normally incidental to developing and operating mining properties. These risks include insufficient ore reserves, fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; and the risks of injury to persons, property or the environment. In particular, the profitability of gold mining operations is directly related to the price of gold. The price of gold fluctuates widely and is affected by numerous factors that are beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. If the price of gold should drop dramatically, the value of the Mining Claims could also drop dramatically, and the Company might then be unable to recover its investment in those interests or properties. Selection of a property for exploration or development; the determination to construct a mine and to place it into production, and the dedication of funds necessary to achieve such purposes, are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine. The volatility of gold prices represents a substantial risk, generally, which no amount of planning or technical expertise can eliminate.

Uncertainty of Reserves and Mineralization Estimates. There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the Company’s control. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to great uncertainty and gold prices have fluctuated widely in the past. Declines in the market price of gold or other precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Environmental Risks. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the Company (or to other companies within the gold industry) at a reasonable price. To the extent the Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Proposed Federal Legislation. Beginning in the 1990s, the U.S. Congress adopted revisions of the General Mining Law of 1872, which governs the creation of mining claims and related activities on Federal public lands in the United States. Similarly, the U. S. Congress and the Clinton Administration eliminated the U.S. Bureau of Mines, which was the agency responsible for gathering and maintaining data on mines throughout the United States. Beyond changes to the existing laws, the Congress or the Obama Administration may propose or adopt new laws; any such revisions could also impair USMetals’ ability to develop, in the future, any mineral prospects that are located on unpatented mining claims on Federal lands.

Title to Properties. The validity of unpatented mining claims, which constitute all of the Company’s property holdings, is often uncertain and such validity is always subject to contest. Unpatented mining claims are unique property interests and are generally considered subject to greater title risks than patented mining claims, or other real property interests that are owned in fee simple. The Company has not filed any patent applications for any of its properties that are located on Federal public lands in the United States, (specifically, in the State of California), and, under changes to the General Mining Law, patents may not be available for such properties. Although management believes it has taken requisite action to acquire satisfactory title to its undeveloped properties, it does not intend to go to the expense to obtain title opinions until financing is secured to develop the property, with the attendant risk that title to some properties, particularly title to undeveloped properties, may be defective.

Competition. There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company will compete for promising gold exploration projects with other entities, many of which have greater financial and other resources than the Company. In addition, the Company will compete with other firms in its efforts to obtain financing to explore and develop mineral properties.

The Company’s Financial Statements Contain a “Going Concern Qualification.” The Company may not be able to operate as a going concern. The independent auditors’ report accompanying its financial statements contains an explanation that the Company’s financial statements have been prepared assuming that it will continue as a going concern. Note 1 to these financial statements indicates that the Company is in the exploration stage and needs additional funds to implement its plan of operations. This condition raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Uncertainty As To Management’s Ability To Control Costs And Expenses. With respect to the Company’s development of its mining properties and the implementation of commercial operations, management cannot accurately project or give any assurance, with respect to its ability to control development and operating costs and/or expenses. Consequently, if management is not able to adequately control costs and expenses, such operations may not generate any profit or may result in operating losses.

No Dividends. The Company has not paid any dividends nor, by reason of its present financial status and contemplated financial requirements, does it anticipate paying any dividends in the foreseeable future.

We do not have a traditional credit facility with a financial institution. This absence may adversely impact our operations.  We do not have a traditional credit facility with a financial institution, such as a working line of credit. The absence of a facility could adversely impact our operations, as it may constrain our ability to have the working capital for equipment purchases or other operational requirements.  If adequate funds are not otherwise available, we may be required to delay, scale back or eliminate portions of our business development efforts.  Without credit facilities, the Company could be forced to cease operations and investors in our securities could lose their entire investment.

Risks Related to Our Common Stock

We will be subject to the “penny stock” rules which will adversely affect the liquidity of our common stock.  The Company’s stock is defined as a “penny stock” under Rule 3a51-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. In general, a “penny stock” includes securities of companies which are not listed on the principal stock exchanges or NASDAQ and have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2,000,000 ($5,000,000 if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6,000,000 in the last three years.  “Penny stocks” are subject to rule 15g-9, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are officers or directors of the issuer of the securities). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell the Company’s stock, and therefore, may adversely affect the ability of the Company’s stockholders to sell stock in the public market.

Because directors and officers currently and for the foreseeable future will continue to control USMetals, it is not likely that you will be able to elect directors or have any say in the policies of USMetals.  Our shareholders are not entitled to cumulative voting rights. Consequently, the election of directors and all other matters requiring shareholder approval will be decided by majority vote. The directors and officers of USMetals beneficially own approximately 22.44% of our outstanding common stock.  Due to such significant ownership position held by our insiders, new investors may not be able to effect a change in our business or management, and therefore, shareholders would have no recourse as a result of decisions made by management.

In addition, sales of significant amounts of shares held by our officer and directors, or the prospect of these sales, could adversely affect the market price of our common stock. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Since we intend to retain any earnings for development of our business for the foreseeable future, you will likely not receive any dividends for the foreseeable future.  We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

A significant number of our shares will be eligible for sale and their sale or potential sale may depress the market price of our common stock.  Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease its price.  In addition some or all of the shares of common stock may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect on the market for our shares of common stock. Subject to certain restrictions beginning February 15, 2008, a person who has held restricted shares for a period of six months may sell common stock into the market.

We may, in the future, issue additional Common Shares which would reduce investors’ percent of ownership and may dilute our share value.  Our Articles of Incorporation authorize the issuance of 200,000,000 Shares of Common Stock.  The future issuance of our authorized Common Shares, may result in substantial dilution in the percentage of our Common Shares held by our then existing stockholders.  We may value any Common Shares issued in the future on an arbitrary basis. The issuance of Common Shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the Common Shares held by our investors, and might have an adverse effect on any trading market for our Common Shares.

Because of the early stage of development and the nature of our business, our securities are considered highly speculative.  Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of its development.  We are seeking to commence operations in the highly competitive mining industry, and we have yet to operate our first planned mining operation.  Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date, and there is little likelihood that we will generate any revenues or realize any profits in the short to medium term.  Any profitability in the future from our business will be dependent upon our successfully implementing our business plan, which itself is subject to numerous risk factors as set forth herein.  Since we have not generated any revenues, we will have to raise additional monies through the sale of our equity securities or debt in order to undertake our business operations.

The elimination of monetary liability against the Company’s directors, officers and employees under Nevada law and the existence of indemnification rights to the Company’s directors, officers and employees may result in substantial expenditures by the Company and may discourage lawsuits against the Company’s directors, officers and employees.  The Company’s certificate of incorporation contains a specific provision that eliminates the liability of directors for monetary damages to the Company and the Company’s stockholders; further, the Company is prepared to give such indemnification to its directors and officers to the extent provided by Nevada law. The Company may also have contractual indemnification obligations under its employment agreements with its executive officers. The foregoing indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which the Company may be unable to recoup. These provisions and resultant costs may also discourage the Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by the Company’s stockholders against the Company’s directors and officers even though such actions, if successful, might otherwise benefit the Company and its stockholders.

ITEM 2.  FINANCIAL INFORMATION

Management’s discussion and analysis of financial condition and results of operations.

FORWARD LOOKING STATEMENTS

You should read the following discussion and analysis in conjunction with the audited financial statements and notes thereto for the fiscal years ended September 30, 2012 and 2011, the unaudited financial statements for the fiscal quarter ended March 31, 2013 appearing elsewhere in this registration statement.

The information set forth in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains certain “are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21 E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements. You are cautioned not to place undue reliance on these forward-looking statements.

OVERVIEW

We are an “exploration stage” company. During fiscal year ended September 30, 2012, our activities centered on the exploration of the Twin Peaks Mining Claims are located in West-Central Arizona, in the Eureka Mining District of Yavapai County, Arizona. During the fiscal year, we did not engage in any commercially viable operations and realized no revenues from its activities. The annual costs incurred to date were primarily for the continued exploration of our mining properties including the 2012 drilling program, legal and accounting costs in conjunction with our general and administrative expenses in anticipation of completing exploration and commencing a test production program on the Company’s mining properties.

On March 22, 2011 USMetals entered into an Asset Funding/Operation and Shareholders Agreement with Arizona Gold Corp., a private British Columbia Corporation (“AGCBC”) and its wholly owned subsidiary, AGC Corp, a private Arizona company (“AGCAZ”), providing for the sale of USMetals’ 172 Arizona mining claims known as the Twin Peaks Project (the “Twin Peaks Project”) to AGCAZ in exchange for 90,200,000 shares or 61.34% of AGCBC’s common stock (the “Transaction”). The Twin Peaks Project now consists of 268 Lode and 8 Placer Claims.  In 2011, AGCAZ sold its common stock for proceeds of $1,500,000 which was used for the mining development program on the Twin Peaks Project.  The Agreement was subsequently unwound and USMetals become the 100% owner of AGCAZ through the issuance of the shares of USCorp shares of Common A stock. As part of this transaction the “serendipity claims” became fully owned by USMetals.

RESULTS OF OPERATIONS

Revenues

During the fiscal years ended September 30, 2012 we had no revenue from operations and recorded $265 from the sale of equipment as revenue.  We had no revenue in 2011 and the six months ended March 31, 2013 and 2012, the company recorded no revenue. The company is still an exploration stage company.

Operating expenses

General and Administrative expenses for the year ended September 30, 2012 totaled $79,816 as compared to $74,567 for the prior year.  General and administrative expenses for the fiscal quarter ended March 31, 2013 were $3,154.  The expense is primarily the cost of maintaining the Company’s office expense as well as the regulatory cost of maintaining licenses and title to our claims.

Consulting expenses for the year ended September 30, 2012 totaled $7,494 as compared to $0 for the prior year are the cost of clerical assistance.  There were $948 in consulting fees for clerical assistance for the quarter ended March 31, 2013.

Mining Development expenses were $687,761 for the year ended September 30, 2012, compared to $104,098 for the year ended September 30, 2011.  There were no mining development expenses during the fiscal quarter ended March 31, 2013 compared to $218,237 for the quarter ended March 31, 2012.

Professional fees for the year ended September 30, 2012 were $292,377 as compared to $221,752 for the year ended September 30, 2011.  Professional fees were credited $3,129 during the fiscal quarter ended March 31, 2013 as a result of reversed attorney fees.  Professional fees are primarily for geologist fees, attorney, accounting and audit fees.

Total operating expenses were $1,067,448 for the year ended September 30, 2012, compared to $400,417 for the year ended September 30, 2011.  The increase is due to the conduct of the exploration program.

Net loss attributable to common stock

We realized a net loss of $1,067,183 for the year ended September 30, 2012, compared to a net loss of $400,417 for the year ended September 30, 2011. The increase in the net loss is primarily related to the expenses of the mining development program we conducted.  Net loss for the fiscal quarter ended March 31, 2013 was $75,598.  The net loss since inception to March 31, 2013 was $1,988,754.

Liquidity and capital resources

At September 30, 2012, USMetals had current assets in the amount of $71,762 in cash compared to $1,089,251 in cash as of September 30, 2011.  Other assets include our mining claims carried at $2,666,907 in 2012 and real property at $161,000.  The cash was derived from the 2011 sale of shares of AGC in connection with the above described Transaction with proceeds of $1,500,000.

At March 31, 2013, we had current assets of $4,407 in cash and $15,577 due from a related party.  The related party is USCorp, and the amount is due to our AGCAZ subsidiary.  Our other assets include our mining claims carried at $2,666,907, real property at $156,942 and Property & equipment net of depreciation of $13,150.

The mining claims were valued in connection with the unwinding of the Transaction.  The several steps of the unwinding included the transfer of all of the Twin Peak Claims to USMetals by transfer of the stock of AGCAZ to it, the delivery of certain USCorp stock to the former shareholders of AGCBC, and the redelivery of certain shares of USCorp shares to Kaswit and AGF or Hay.  A total of 30,800,000 USCorp shares valued at $1,540,000 ($0.05 per share) were issued to former shareholders of AGC Corp and an additional 12,000,000 USCorp shares valued at $600,000 ($0.05 per share) were subsequently issued on April 1, 2013.  In addition 14,000,000 USCorp shares valued at $840,000 were held by “Hay” and per the March 22, 2011 agreement were required to be returned in exchange for the AGCAZ shares initially issued to “Hay”.  The shares receivable were reassigned to “Hay” in return for their outstanding shares of AGCAZ.  The total value of the investment purchased was determined to be $2,666,907.  This value was assigned to claims that became 100% owned by USMetals as part of the transaction.  These claims are analyzed annually for impairment and the company deemed no impairment necessary as of March 31, 2013.

The real property consists of house which was acquired from a related party, the principal shareholder of Arizona Gold Corp., a private British Columbia Corporation (“AGCBC”) and a party to the Transaction.   The purchase price of the property was $161,000, USMetals made a cash payment of $20,000 and signed a $141,000 promissory note.  The note bears an annual interest rate of 5% and payments are due quarterly.  The note is secured by the real property obtained in the purchase.  The Company uses the house as a headquarters for exploration of the claims.  During the six months ending March 31, 2013, depreciation of $4,058 was recorded in relation to the real property.

We had current liabilities of $2,662,511 as of September 30, 2012 consisting of $22,776 of accounts payable and accrued expenses and a loan payable to related party of $2,635,292.  We also have a collateralized long term loan on the real property payable to a related party of $136,557.  As of September 30, 2011 we had current liabilities of $462,655 consisting primarily of a $450,138 loan payable to related party.  USCorp is the related party and the loan is the accumulated funding provided by USCorp.  We expect to continue relying upon loans from USCorp., until we can independently develop other sources of working capital.

Our stockholders’ equity at September 30, 2012 was $113,751 resulting from $2,026,907 of common stock and paid in capital and the deficit accumulated in the exploration stage of $1,913,156.  Our stockholders’ equity at September 30, 2011 was $806,978 resulting from $1,500,000 of paid in capital pursuant to the Transaction and the deficit accumulated in the exploration stage of $693,022.

On June 5, 2013 we increased our authorized shares to 200,000,000 par value $0.001 shares.  On June 13, 2013, the outstanding 24,200,000 shares of USMetals common stock were forward split on a 4.1322 for 1 basis resulting in 100,000,000 shares held by USCorp.  Not more than 100,000,000 shares will be distributed in the dividend of USMI common stock to the USCorp shareholders at the rate of one share of USMI common stock for every ten shares of USCorp Class A Common Stock and Class B Common Stock outstanding, and one share of USMI common stock for every ten shares of Class A Common Stock underlying the eight to one conversion rights of the outstanding USCorp Series A Preferred Stock and the two for one conversion rights of the outstanding Series B Preferred Stock.   Fractional shares will be rounded up to the next whole share..  All USMI shares remaining held by USCorp upon completion of the dividend distribution will be returned to USMetals for cancelation.  The revised record date for the dividend shall be July 1, 2013 and the distribution date will be set as soon as the registration of our common stock under the Securities Exchange Act of 1934 is effective and our filing with the Financial Industry Regulatory Agency (FINRA) is complete.  The purpose of the distribution is to establish USMetals as a separate company and facilitate the financing and development of its business independently of other properties of USCorp and its subsidiaries.

Inflation

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

Off- Balance Sheet Arrangements

The Company currently does not have any off-balance sheet arrangements.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company’s principal executive offices are located at 4535 W. Sahara Ave, Suite 200, Las Vegas, NV 89102 and its telephone number is (702) 933-4034.

This map shows the Twin Peak Project claims group outlined in Blue. Shaded areas indicate areas of historical exploration work during the past 30 years.

History of previous operations.

Twin Peaks Project claims group, in the Eureka Mining District of Yavapai County, Arizona: From a historical perspective, Spaniards arrived in the area over 400 years ago and used the Santa Maria River to gain access to the claims area. According to historical sources, the local Native Americans were used by the Spaniards to mine gold and silver in the area, which was refined and shipped to Spain. More recently, in the 1800s, John Lawler and Charles Crosby pioneered the Eureka Mining District. In 1883, John Lawler discovered the area was rich in gold, silver, lead, and zinc.

Charles Crosby first discovered the Crosby Mine and worked his claims from 1906 to 1933. His works are on a mineralized structure and flat zone. When the Crosby Mine opened in 1906, it processed 120 ounces of gold per day. It operated a 40-stamp amolotion mill until World War II. The Crosby group of claims are in the northeast corner of the Twin Peaks claims group.

From the mid-1920s to the mid-1930s, a prospector worked the Gloryhole claim, in the southwest quadrant of the Company’s Twin Peaks claims group. The ore he mined ran over 8 ounces of gold per ton. In 1941 and 1942, the claim was yielding 2.6 ounces of gold per ton. At that time, the ore was shipped to the railhead at Hillside and then by train to a smelter in El Paso, Texas.

In 1885, the Hayes Silver Mine opened. The deposit at the mine was so rich - over 300 ounces of gold and silver per ton - that the owners shipped the ore directly to England for smelting and refining. The Hayes claims group is part of the Company’s Twin Peaks claims group and located in the western quadrant of the property

The present condition of the property, the work we have completed on the property, our proposed program of exploration and development, and the current state of exploration and development of the property.

Twin Peaks Project Claims Group: The Company has conducted exploration work on the property, including drilling 3,000 feet of core samples in 2002 (in addition to 10,000 feet drilled by prior owners) and road improvements to repair and create dirt road accesses to the property, and re-stake all claims using GPS. The Company relies on geological work of experts performed by us and under prior ownership in support of our reports of the presence of gold, silver, uranium and other mineralization on the property. In 2007 we completed a feasibility study on the Twin Peaks Project that identified mineralized material. In December 2007, we received a Cultural Resource Survey (an archeological report) for proposed drill sites as part of the Company’s application filed in August 2007 with the BLM to conduct additional drilling to prove up reserves. In August and September and October of 2008 5,000 feet of holes were drilled using reverse circulation drilling, completing Phase One, Phase Two and Phase 2.5 of our current drilling program. During the Phase 1 drilling program the Company participated in a multi-agency test program of the NITON pXRF. The handheld device is purportedly capable of analyzing an ore sample and providing an immediate analysis of all minerals present above an atomic weight of 12. Certified assay results from the labs of samples taken during the Phase 1 and 2 drilling program and the preliminary results produced by the NITON pXRF were compared. The comparison was inconclusive regarding the usefulness of the device in exploration activities. The Company is not conducting mineral extraction operations on this property yet.

In 2011 the BLM approved a revised Mining Plan of Operations for an expanded drilling program on the Twin Peaks Project. Boart Longyear, the drilling company that conducted our Phase 1, 2 and 2.5 drilling programs, has been conducting the revised drilling program, which began in November 2011. Phase 3 of the drilling program was completed in 2012.

The physical condition of the plant and equipment and the source of power utilized with respect to each property.

At this time there are no physical plants on any of the Company’s properties. The Company owns rights to water on the Santa Maria River which traverses the Twin Peaks Project property. Power is available on properties adjacent to the Twin Peaks Project and portable generators can be used as necessary. Adequate roads exist to each of our claims groups. Some existing roads have been repaired or extended.

A brief description of the rock formations and mineralization of existing or potential economic significance on the properties, including the identity of the principal metallic or other constituents.

Past geologic valuations have been confirmed by geological work reported in the 2007 feasibility study on the project that indicated mineralized material on claims within the boundaries of the Twin Peaks Project. The Company uses these historical and current reports in support of its determination that economically viable mineralization is present on the properties.

According to past geologic valuations the Crosby claims are within an area of banded gray schist that is surrounded by light-colored granite and intruded by pegmatite, rhyolite-porphyry, and basic dikes. The vein strikes N10E, and dips 25 to 30 degrees E, and attains a width of up to 18 inches in the old workings. Rich ore from the oxidized zone shows brecciated quartz with abundant cellular limonite. Several structural zones appear to control the mineralization within the claim group. It can be considered that an alignment of a structural trend exists, with a bearing of about N2OE between the Hayes Mine and the Crosby Mine, with the Swiss Belle Mine at midway along the trend. Another structural zone which is expressed by a dike and is reported to run from the Santa Maria River to the base of Hayes Peak has an average bearing of about N53W. The Hayes Shaft was sunk within this dike. The dike probably passes slightly west of the Gloryhole Mine and then intersects a N2OE structural zone near the base of Hayes Peak. The structural zones seem to influence wide areas adjacent to them, which is confirmed by favorable assays and also by the Very Low Frequency Electromagnetic survey. Cutoff grade valuations were not performed.

The phased nature of the exploration process, and the place in the process our current exploration activities occupy.

Phase 1 of the exploration process has been completed on a portion of the Hayes group of claims within the Twin Peaks Project. Phase I supplemented the previous exploration effort with additional geological, geochemical and geophysical surveys, drilling, excavations and road building. We also completed a scoping study. Phase I was designed to furnish pertinent data for the design of Phase II Mining Operation Plan.  In August 2008 we commenced with drilling and assaying in the areas previously targeted in prior geological reports. The drilling program was designed to confirm the geology and mineralization in the target areas; a broad program is not necessary due to prior geological work. Extra samples have been retained for metallurgical testing on promising zones.

The results of testing the samples has allowed us to plan the conceptual mine and milling plans, including flow-sheets that were used in the feasibility study process along with the on-going economic and cost modeling evaluation of the project. While the results were being evaluated we completed the collection of the archeological and environmental data necessary for further exploration.  Phases 1, 2 and 2.5 and 3 of the Twin Peaks drilling program have been completed.

Recent Initial Exploration and Exploitation

Although many companies and individuals are engaged in the mining business, including large established mining companies, there is a limited supply of desirable mineral lands available for claim staking, lease, or other acquisition in the United States and other areas where USCorp contemplates conducting its exploration and/or production activities. However, it has been determined by qualified geologists and mining companies that our Arizona properties have mineralization of a variety of precious and non-precious minerals. Historically, the specific geographic region in which we intends to conduct its exploratory and mining activities has been the subject of various general samplings, which were performed by the State of Arizona, the United States Department of the Interior Bureau of Mines, and the United States Department of the Interior Bureau of Land Management.

The Company has relied upon a number of studies by companies that are not presently affiliated or associated with USCorp to determine the feasibility and valuation of our pursuit to develop our Mining Claims. These studies are comprised of several exploration techniques, such as geological and geophysical surveys, drilling, and excavations, in order to determine the economic potential, and subsequent exploration and mining, of the Claims. These different firms have utilized varied means to calculate the potential of the exploration and development of the Twin Peaks Project’s Mining Claims.

Early Exploration Conducted and Valuations.

Past geological studies indicate that beginning in 1981 a geologist performed certain exploratory drillings in order to obtain samples of the contents from the Crosby Site No. 6, located Yavapai County, Arizona (one of the claims in in what is now called the Twin Peaks Project). The geologist drilled 28 core drill holes on a grid at the Crosby claim site. His report was based on 200-foot depth cores. This area was 18,519 cubic yards, or approximately 20,000 tons of mineralized material. The total area that was drilled was 1,500’ x 600’ x 200’. A total of 744 core samples were taken from the 6,000-foot of core hole drillings. The samples were assayed for gold and silver.

The results indicated the presence of mineralization of gold and silver. The core samples also revealed quartz monzonite porphyry formations throughout the area of sampling. The many faults located in this area were of considerable importance in controlling supergene enrichment; the largest quantity and highest grade of ore occurs when these faults intersect or are closely spaced. There was significant evidence of this enrichment recorded from the samples taken from the Crosby site area. And, the gold and silver that was found is natural to the formations of the enrichment zone.

Recent Exploration and Samplings

The 2008 geological surveys confirmed prior geological reports. It was verified that the Twin Peaks Project is on a mineralized structure and flat zone with gold and silver carrying mineralization.  Historically, over 10,000 feet of core drillings were performed and over 1,500 fire assays were conducted. These assays showed gold and silver mineralization.

The geological, geophysical, and geochemical studies stated above were reviewed and evaluated by an independent mining, consulting, and geologic firm that was engaged to evaluate the commercial feasibility of the claims. The report and economic study recommended the continuation of exploration and the start of production.

The geological justification for the exploration project at the Twin Peaks Project is that numerous past geological studies have found gold and silver mineralization at various locations within the boundaries of the claims group. There are also areas within the claims group that contain uranium and areas containing polymetals.

In 2011 Pincock, Allen & Holt’s Chief Geologist, Bart Stone, conducted an examination of the Twin Peaks project, including the newly added 104 claims located west of the historical claims group.  The PAH Geological Summary contained the following points:

(1)
GEOLOGIC FORMATION. "The Twin Peaks project is situated in the faulted border zone between the Colorado Plateau and the Southern Basin and Range Province of the North American Craton (Craton: a large, stable block of the earth's crust). Pegmatites are abundant and reach lengths of dozens of feet and widths of up to 10 feet. Typical mineralogy of the pegmatites includes large Muscovite books, black tourmaline crystals, quartz crystals, and orthoclase and plagioclase class feldspars." (Pegmatites: coarse-grained, igneous rocks, usually granite, characterized by large well-formed crystals, and often contain rare elements.)

(2)
GEOLOGIC ORIGIN OF PRECIOUS METAL MINERALIZATION AT TWIN PEAKS. "Localized faulting has led to Cretaceous and Tertiary volcanic activity and epigenetic hypogene enrichment." Epigenetic refers to ores and mineral products introduced into their surrounding rocks after the rocks themselves had already come into existence. Hypogene enrichment (in a deeper layer) is significant because a mineral of supergene origin (from a more superficial layer) is likely to disappear within a few hundred feet of depth. If the relative proportion of supergene to hypogene ore minerals can be estimated (by Phase 3 drilling and assay), the ratio gives a basis for estimating the grade of ore that will be expected in the primary zone below the reach of enrichment.

(3)
ASSAY RESULTS IN SUPPORT OF GEOLOGY. PAH noted that "…good gold values were found near the contact between the Tertiary plug and the underlying granitics just to the south of the Hayes mine area…" PAH also noted large pegmatite veins and structural fault zones with gold and silver at various dip and strike angles. Examples of assay results are given in our July 18, 2011 press release.

(4)
ORE TYPE. Gold and silver mineralization in the claims area is characterized by massive white Drusy quartz with relict sulfide casts. Drusy quartz veins are typical of precious metal systems worldwide. Two extensive drusy quartz veins carrying gold and silver mineralization were discovered during PAH's site visit in addition to other gold and silver deposits found at fault intersections and in known historical workings on the property.

(5)
ESTIMATION OF PRECIOUS METALS AT TWIN PEAKS. PAH concluded that the Twin Peaks property has definite upside potential, that “a potential 5,000,000 tons or more of resources” [gold and silver] resides in three lengthy quartz vein structures, including two discovered during PAH's site visit, and that other gold and silver mineralization [that is, gold and silver bearing ore] also occurs at fault intersections, and in known historic workings on the property.

Boart Longyear was contracted to complete the revised Phase 3 Drilling program that included additional drilling targets in the newly added claims group. This program began in November 2011 and completed in the summer of 2012.

A breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity.

Based on the above referenced feasibility study the exploration timetable and budget for the Twin Peaks Project is as follows:
Initial capital costs are currently estimated to be $12,974,728. All amounts are in US dollars to complete a comprehensive drilling program, road repair and extensions, design and building of a test mill. The estimate of six month time period is an estimate of time need to perform tasks only and does not take into account delays for governmental review and approval of our mining plan.

How the exploration program will be funded.

Funding will be by equity or debt financing in the form of private placements, working interest joint venture, farm outs, sale or mergers, and/or gold bullion loans in the United States, Europe and Asia.  We continue to pursue additional sources of financing.

Identification of who will be conducting any proposed exploration work, and a discussion of their qualifications.

The Company has utilized the services of Boart Longyear Drilling, Image2Map Services, Inc., and Pincock Allen & Holt, for exploration and geological work on the Company’s properties. Given adequate financing we intend to use additional qualified mining consultants and engineers subject to their availability and willingness and our need, but we have not contracted with any other vendors as of the date of this Report.

Boart Longyear is the leading provider of mineral exploration drilling services and drilling products in the world. The Company is the only integrated drilling services and products provider, combining engineering excellence, global manufacturing facilities and the most experienced drilling services group in the business. With over 120 years of global mineral exploration expertise and the most innovative products in the market, Boart Longyear ultimately delivers unmatched reliability, productivity and safety to the worksite.

Since its inception some 42 years ago, Pincock Allen & Holt, (http://www.pincock.com) part of Runge Limited, has earned a reputation as a premier international consulting and engineering firm. They are one of the oldest and most respected organizations within the mining and energy consulting community. Pincock Allen & Holt has an unparalleled reputation for integrity and for technical, commercial, and engineering excellence. Its corporate resume includes more than 3,900 successfully completed assignments for many of the world’s foremost precious metal, base metal, industrial mineral, coal and energy operations. Pincock Allen & Holt reports are widely used to secure project financing and successfully undergo reviews and audits.

Image2Map Services, Inc. provides image processing and geological interpretations of satellite and aerial imagery to mining and minerals exploration companies worldwide. The company specializes in spectral interpretation to locate potential hydrothermal alteration targets and structure interpretation to locate potential lineaments and circular structures potentially related to mineralization of metallic deposits.

Specific Environmental Regulation.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to USMetals’ ownership of a property. Insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available at a reasonable price to companies within the industry. To the extent USMetals is subject to environmental liabilities, the payment of such liabilities would reduce funds otherwise available to USMetals and could have a material adverse effect on USMetals.

In the context of environmental compliance and permitting, including the approval of reclamation plans, the Company must comply with standards, laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted, constructed and operated and how stringently the regulations are implemented by the applicable regulatory authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that a company would not proceed with the development of a project or the operation or further development of a mine. Laws, regulations and regulatory policies involving the protection and remediation of the environment are constantly changing at all levels of government and are generally becoming more restrictive and the costs imposed on the development and operation of mineral properties are increasing as a result of such changes. The Company has made, and expects to make in the future, significant expenditures to comply with such laws and regulations.

The Environmental Protection Agency (“EPA”) continues the development of a solid waste regulatory program specific to mining operations under the Resource Conservation and Recovery Act (“RCRA”). The difficulty is that many Federal laws duplicate existing state regulations.

Mining companies in the United States are also subject to regulations under (i) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) which regulates and establishes liability for the release of hazardous substances and (ii) the Endangered Species Act (“ESA”) which identifies endangered species of plants and animals and regulates activities to protect these species and their habitats. Revisions to CERCLA and ESA are being considered by Congress; the impact on the Company of these revisions is not clear at this time. Environmental laws and regulations enacted and adopted in the future may have a significant impact upon our future operations.

Reclamation plans which are approved by various environmental regulatory authorities are subject to on-going review and modification. Although the Company’s management believes that the reclamation plans developed and implemented for its mine sites are reasonable under current conditions, any future re-determination of reclamation conditions or requirements could significantly increase USMetals’ costs of implementation of such plans.

USMetals expects to utilize “green” methods as much as possible beyond those required by existing environmental rules and regulations. We are exploring using wind and solar power to supplement our energy requirements; captured rainwater in order to reduce use of ground water and water that may have to be trucked in; solar powered conveyor belts to transport ore for processing, green fuels for vehicles, and other environment-friendly technologies that have been recently developed.

Competition.

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company will compete for promising gold exploration projects with other entities, many of which have greater financial and other resources than the Company. In addition, the Company will compete with other firms in its efforts to obtain financing to explore and develop mineral properties including the claims it already owns. Further, the mining industry is typified by companies with significantly greater financial resources and market recognition than the Company. At present, USCorp is not a significant factor within this industry.

Employees and Independent Contractors.

As of the date of this Registration Statement, the Company did not employ any persons other than its executive officers, an Administrative Assistant, and occasional clerical help.  The Company has utilized as principal consultant and advisors: Boart Longyear Drilling, Harris Drilling, Pincock Allen & Holt, Image2Map Services and Quantum GeoConsultants Group, LLC, which, in turn, may work with subcontractors that perform work indirectly for the Company and its subsidiaries.

Twin Peaks Project Mineralization

Past geologic valuations have been confirmed by recent geological work as reported in the 2007 feasibility study on the project that indicated mineralized material on claims within the boundaries of the Twin Peaks. The Company uses these historical and current reports in support of its determination that economically viable mineralization is present on the properties.

According to past geologic valuations the Crosby claims are within an area of banded gray schist that is surrounded by light-colored granite and intruded by pegmatite, rhyolite-porphyry, and basic dikes. The vein strikes N10E, and dips 25 to 30 degrees E, and attains a width of up to 18 inches in the old workings. Rich ore from the oxidized zone shows brecciated quartz with abundant cellular limonite. Several structural zones appear to control the mineralization within the claim group. It can be considered that an alignment of a structural trend exists, with a bearing of about N2OE between the Hayes Mine and the Crosby Mine, with the Swiss Belle Mine at midway along the trend. Another structural zone which is expressed by a dike and is reported to run from the Santa Maria River to the base of Hayes Peak has an average bearing of about N53W. The Hayes Shaft was sunk within this dike. The dike probably passes slightly west of the Gloryhole Mine and then intersects a N2OE structural zone near the base of Hayes Peak. The structural zones seem to influence wide areas adjacent to them, which is confirmed by favorable assays and also by the Very Low Frequency Electromagnetic survey. Cutoff grade valuations were not performed.

Twin Peaks is a High Angle Quartz vein stockwork of epithermal and secondary origine, developed in faulted and fractured Alaskite and Quartz monzonite porphyry. The major vein outcrops along a 1.5 to 3 mile strike with numerous smaller branches intersecting and running parallel to the main structure.

Regional Geology The property is situated in the faulted border zone between the Colorado Plateau and the Southern Basin and Range Province of the North American craton. Several orogenic episodes have left semi-eroded granitic batholiths interspersed with folded gneissic metamorphics capped by Precambrian and younger Cretaceous volcanic fields.

Local Geology The bulk of the Twin Peaks property is underlain by a granitic pluton. Uplift and erosion have served to expose a vast expanse of alaskite and quartz and related granetoid rocks. Pegmatites are abundant. Localized faulting has led to Cretaceous or Tertiary volcanic activity and epigenetic hyogene enrichment. Holocene weathering and deposition have left alluvial placers covering the flanks of the mountains with deep benches along the floodplain margins.

Most of the rocks exposed in the Twin Peaks area make up a metamorphosed, Precambrian complex of volcanic rocks, tuffacious rocks and sedimentary rocks and associated intruded igneous rocks of diverse composition. After considerable erosion this Precambrian complex was covered by rhyolite tuffs of late Cretaceous to early Tertiary age. Later, stocks of quartz monzonite and associated dikes were emplaced after erosion carved a surface of considerable relief upon these rocks.

Lava flows and volcanic cones dammed the principle streams, causing deposition of gravels and sands in the main and tributary canyons. This stage was culminated in the widespread outpouring of basalt flows which were carved into lava mesas by the latest interval of erosion.

Property Geology The Twin Peaks property extends from the Santa Maria River bottom across and over Hayes and Crosby Peaks alluvial benches along the river are capped in some places with recent basalt volcanics. The flanks of the Twin Peaks rise from the lava flows and show exposed plutonic rocks shot with a multitude of pegmatites and hydrothermal quartz carbonate veins. Localized red bed occurrences lie between and to the south of the two peaks and an isolated gneissic unit resides to the northwest of Crosby Peak between it and the town of Bagdad. Mineralization is largely contact and fault controlled, flooding surrounding parent rock at joint intersections.

Deposit types Deposit types present at the Twin Peaks mine include lode deposits in the bedrock consisting of primary and epigenetic structurally controlled mineralization. The mineralization may occur as vein hosted or as distinct halo alteration zones. Alluvial placer deposits at Twin Peaks result from weathering of the lode deposits.

Mineralization Mineralization at Twin Peaks is typically hosted in quartz veining and in argyllic alteration zones within the granitic parent rocks. Gold is typically free milling and in numerous instances appears in coarse concentrations as well as disseminated in the contact areole. Liesegang banding is prominently displayed in many of the joint sets.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number and percentage of the outstanding shares of common stock which were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, (iii) all current directors and executive officers as a group, and (iv) each person who, to our knowledge, is the beneficial owner of 5% or more of the outstanding common stock. Applicable percentage ownership is based on approximately 100,000,000 shares of common stock outstanding after the distribution of all the shares held by USCorp.   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities.

Name, Title and Address of Beneficial Owner	Shares of Common Stock	Percentage of Outstanding Common Stock

Robert Dultz, President, CEO, CFO, Chairman of the Board	18,132,293	18.13%
4535 W. Sahara Ave, Suite 200, Las Vegas, NV 89102

Spencer Eubank , Secretary/Treasurer, Director	2,761,998	2.76%
4535 W. Sahara Ave, Suite 200, Las Vegas, NV 89102

Carl O’Baugh Director	197,625	0.20%
4535 W. Sahara Ave, Suite 200, Las Vegas, NV 89102

B. Keith Simerson, Director	205,000	0.21%
4535 W. Sahara Ave, Suite 200, Las Vegas, NV 89102

Michael D. Love, Vice President	935,000	0.94%
4535 W. Sahara Ave, Suite 200, Las Vegas, NV 89102

Michelle Seibel, Director
4535 W. Sahara Ave, Suite 200, Las Vegas, NV 89102	415,502	0.42%

Officers, Directors and Affiliates as a group (6 individuals)	22,442,623	22.44%

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and officers

The following is a list of our directors and executive officers.  All directors serve one-year terms or until each of their successors are duly qualified and elected.  Directors hold office until the next annual shareholders meeting or until their death, resignation, retirement, removal, disqualification, or until a successor has been elected. Vacancies in the Board are filled by majority vote of the remaining directors. Officers of the Company serve at the will of the Board of Directors.

Name	Age	Position Held
Robert Dultz	71	Chief Executive Officer, acting CFO, President and a Director and Chairman of the Board of Directors
Spencer Eubank	61	Secretary, Treasurer and a Director
Carl W. O’Baugh	81	Director
B. Keith Simerson	56	Director
Michelle Seibel	57	Director
Michael D. Love	62	Vice President of Business Development and Investor Relations

Directors hold office until the next annual shareholders meeting or until their death, resignation, retirement, removal, disqualification, or until a successor has been elected. Vacancies in the Board are filled by majority vote of the remaining directors. Officers of the Company serve at the will of the Board of Directors.

BUSINESS EXPERIENCE OF CURRENT DIRECTORS AND OFFICERS AS OF SEPTEMBER 30, 2008

Robert Dultz, has been USMetals’ Chairman and CEO since inception in 2003.  He is also the Chairman and CEO of USCorp and Imperial Metals, Inc. since January 2002 and President since 2008, has an over 25-year association with USMetals’ Twin Peaks property and as an individual is a former owner of a portion of the claims which make up the Twin Peaks property. Mr. Dultz is the former Chairman and President of American Metals and Minerals, Inc., (a public company “AMM” 1980s); He also served in various officer and director positions with Sweet Stuff, Inc. and U.S. Network Funding, Inc. (both public companies 1980s and 1990s) Santa Maria Resources, Inc., (also public “SMRR” 1990s) and U.S. Metals And Minerals, Inc. (a private company “USM&M” 2000s). AMM, SMRR and USM&M were each prior corporate owners of USMetals’ Twin Peaks claims. Since 2000 he has been a majority shareholder of current corporate owners of the Twin Peaks claims: U.S. Metals and Minerals (2000-2002), Southwest Resource Development, Inc. (2004 to present) and AGC Corp (2011 to present). Over the past thirty years Mr. Dultz has served on the boards of several publicly traded companies including those named above. For the past five years Mr. Dultz has spent in excess of 90% of his time working for USMetals. He does not serve on the boards of any other public companies at this time. Mr. Dultz has held the same board and officer positions as he holds with USCorp on USCorp’s wholly owned subsidiaries, USMetals, Inc., and Imperial Metals, Inc. since they were acquired. He has not served on the boards of any other public companies during the past five years. Since March, 2011 Mr. Dultz has also served as the Vice President of Arizona Gold Corp., a private British Colombia Corporation.

Spencer Eubank is Secretary, Treasurer and Director of the Company since its inception in 2003 except for a brief period in 2006, and he holds the same positions in USCorp and Imperial Metals, Inc. Mr. Eubank has a 20-year history of association with USMetals’ Twin Peaks Project properties and is a former owner of a portion of the Twin Peaks Project claims. Mr. Eubank is responsible for maintaining the records of the Company and works closely with the senior executive management of the Company in day-to-day operations. Mr. Eubank was elected to the board of directors based on his prior association with corporate owners of the properties, as a shareholder of and consultant to American Metals and Minerals, Inc. (a public company 1990s), as an officer and director of Santa Maria Resources, Inc. (a public company 1990s) and U.S. Metals and Minerals, Inc. (a private company 1990s), his knowledge of the properties as a former owner of a portion of the claims group that makes up the Twin Peaks Project (1990s), and his consulting experience working with company operators and assisting them in their communications with legal and accounting professionals. In the 1990s Mr. Eubank served on the boards of several public, private and not-for-profit Companies as an officer and director including EssxSport Corp. (a public company January 1996 to March 1998), and Pla.Net.Com, Inc. (a public company February 1997 to July 1999); The Laurinburg Group, Inc. (a private company, 1990s), Southern Development Company (a public company, 1990s) and Route 66 Gold Miners, Inc., (a not-for-profit company, 2000s). During the past 5 years, except for a brief period in 2006, Mr. Eubank has held the same board and officer positions with USCorp and on USCorp’s wholly owned subsidiaries, USMetals, Inc., and Imperial Metals, Inc. since they were acquired. He has not served on the boards of any other public companies during the past five years. He devotes approximately 10% of his time to USMetals, Inc. Since the early 1990s Mr. Eubank has been the owner of UpAndRunning (1990s) and Business2Business (2000s) independent private research and consulting services. Mr. Eubank has degrees in Theology (B.Th., 1985) and Sociology (B.A., 1988).

Carl W. O’ Baugh, an Independent Director of the Company since its inception in 2003 and an Independent director of USCorp and Southwest Resource Development, Inc. since January 2002, and has an over 20-year association with USMetals’ Twin peaks property. Former Vice President of USCorp and Former President of American Metals and Minerals, Inc., a prior corporate owner of the Twin Peaks claims. He is the former President of Golconda Gems, Inc., that during the 1980s and early 1990s was a wholesale gem cutting, importing and distribution company with operations in the United States and Mexico and over 200 employees. His extensive knowledge and experience of gems, minerals and metals as well as his long association with the Twin Peaks Project Claims were factors in his election to the board of directors. Mr. O’Baugh has not served on the boards of any other public companies in the past 5 years. Mr. O’Baugh has been retired since 2000 and devotes less than 5% of his time toUSMetals, Inc.

B. Keith Simerson is an Independent Director of the Company and of USCorp and Imperial Metals, Inc. Mr. Simerson was elected to the Board based on his expertise in, and track record of, helping companies across many industries, governments, and public-sector agencies and organizations formulate an execute strategy and he is experienced in helping corporations and organizations plan, prepare for, integrate, and coordinate their growth and development. Mr. Simerson co-founded in 2001 and today is one of two co-owners of Tradewinds Consulting, LLC, a consultancy that provides a range of strategic planning, change management, and leadership development services to four branches of the military, several federal government agencies, various management consulting firms, and to clients in the automotive, heavy construction, civil engineering, consumer electronics, industrial supplies, heavy machinery, rubber, paper, medical devices, and electronics industries. Mr. Simerson earned his Doctorate in Education with emphasis in management and organization development, from the University of North Carolina at Greensboro. He earned an M.A. with emphasis in administration, supervision, and higher education, from Appalachian State University. He also has BA and AAS degrees and specialty certifications. Mr. Simerson is the co-author of The Manager as Leader  (Praeger Publishers, 2006),  Fired, Laid Off, Out of a Job: A Manual for Understanding, Coping, Surviving  (Greenwood, 2003), and  Evaluating Police Management Development Programs  (Praeger Publishing, 1990). Mr. Simerson is also the author of Strategic Planning: A Practical Guide to Strategy Formulation and Execution  (ABC-CLIO, 2011). Since 2007 Mr. Simerson has been on the Faculty of Northwestern University’s School of Education and Social Policy, where he instructs, researches, and publishes in the areas of Strategic Thinking, Strategy Formulation, Strategic Planning, and Strategy Execution. Mr. Simerson spends less than 5% of his time in service to USMetals.

Michelle Seibel is a Director and Assistant Secretary of the Company and of USCorp and Imperial Metals, Inc. Until 2006, Ms. Seibel was an entrepreneurial business owner of Computer Friendly providing IT consulting services in California and has extensive experience in bookkeeping training, and also until 2006 she was the owner of Seibel Custom Applications a business that provided construction management services. She works closely with the Company’s Chairman and CEO and was elected to the board based on her business experience and her ability to understand shareholder and investor relations. She has not served on the boards of any other public companies and is not otherwise employed at this time. Ms. Seibel devotes approximately 50% of her time in service to USMetals, Inc.

Michael D. Love, isUSMetals, Inc.’s Vice President of Investor Relations and Business Development, a position that he also holds with USCorp and with Imperial Metals, Inc. Mr. Love was appointed as an officer of USMetals, Inc. based on his over 30 years of domestic and international business experience, as well as his knowledge of USCorp, its management, and its properties as a long-time shareholder. Over the years he has raised more than $3 billion dollars and generated revenue in excess of $600 million for various projects in the fields of charitable and business fundraising, municipal bonds (as an account executive with MuniciCorp of California, Merrill, Lynch, Pierce, Fenner & Smith 1970s and 1980s), commodity trading, (as an account executive with Smith, Barney, Harris & Upham, North Star Metals, and as a member of the Minor Metals Trader Association Western Europe, 1980s and 1990s), marketing of investment and high tech products, real estate sales and acquisitions (as CEO of North Star Metals Development Corp. 1980s), sports promotions (as CEO of CML Promotions, 1980s), newspaper operations (as Chairman of The African Times Newspaper, 1990s) and most recently as CEO and Founder of Ehbet Marketing (1990s and 2000s). During the past ten years Mr. Love has worked on various projects as an independent consultant including being an advisor to USCorp’s management. Mr. Love is a Vietnam Veteran and he has a BA in Business Administration. Mr. Love spends approximately 50% of his time in service to USMetals, Inc.

(a) Family relationships.

There are no family relationships among the officers or directors.

(b) Involvement in certain legal proceedings. None

There have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions material to the evaluation of the ability and integrity of any director or executive officer during the past ten years except for the personal bankruptcy of Ms. Seibel in 2006.

(c) Adoption of Code of Ethics.

On September 22, 2004 USMetals. adopted a Code of Ethics for officers and directors of the Company, attached hereto as Exhibit 14.1 and included herein by reference.

Committees of the Board of Directors

The Company does not have any committees of the Board of Directors.

Shareholder Communications

Although we do not have a formal policy regarding communications with the Board, shareholders may communicate with the Board by writing to us at 4535 W. Sahara Ave, Suite 200, Las Vegas, NV 89102.  Shareholders who would like their submission directed to a member of the Board may so specify, and the communication will be forwarded, as appropriate.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members as well as a particular nominee’s contributions to that mix.  Our Board believes that diversity brings a variety of ideas, judgments and considerations that benefit USMetals and our shareholders.  Although there are many other factors, the Board seeks individuals with experience in business, financial and mining industry exploration and development.

Board Structure

Our Board of Directors is composed of five directors, three of whom are independent.  We have chosen not to separate the Chief Executive Officer and Board Chairman positions.  We believe that this leadership structure is the most appropriate for the Company.   Our Chief Executive Officer and Chairman who is responsible for day to day operations brings significant experience in mining.

Audit Committee of the Board; Audit Committee Financial Expert

Our board of directors does not have a separate audit committee, however, we are not currently required to have such a committee. The functions ordinarily handled by an audit committee are currently handled by our entire board of directors. Our board of directors intends, however, to review our governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of our business.

Our board of directors has also determined that it does not have a member of the board that qualifies as an audit committee financial expert” as defined in the rules and regulations of the Securities and Exchange Commission, and is independent” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules. We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. However, we are considering appointing an independent qualified financial expert to our board of directors in order to strengthen and improve its internal disclosure controls and procedures.

Nominating Committee

We do not have a formal Nominating Committee, however, our entire board of directors acts in this capacity.

Compensation Committee

We do not have a formal Compensation Committee, however, our entire board of directors acts in this capacity.

Compliance with Section 16(a) of the Exchange Act

This registration statement of the Company registers its common stock under Sections 12(g) of the Securities Exchange Act of 1934. Accordingly, its directors, executive officers and 10% or greater equity holders are required to make filings under Section 16(a) of the Exchange Act upon the effective date of the registration statement.

Code of Ethics

We adopted a Code of Ethics applicable to all of our employees and directors in 2004 attached hereto as Exhibit 14.1 and included herein by reference.

ITEM 6.  EXECUTIVE COMPENSATION

Summary Compensation Table

We have omitted the Summary Compensation Table pursuant to Instruction 5 of Regulation S-K Item 402(a)(3) as we have neither paid nor accrued any compensation for the last two fiscal years to our Chief Executive Officer and Chief Financial Officer.or any other officer.  There are no written employment agreements in effect for any executives, officers or directors at this time. Executives, officers and directors who continue to serve might receive compensation (a) when the Company has sufficient financing and (b) if approved by the Board of Directors; however the Board of Directors has not approved any such compensation to date.  As of the date hereof, USMetals does not have an executive committee that approves obligations in excess of $10,000. These functions are performed by our Board of Directors.

Outstanding Executive Equity Awards:          None

Equity Compensation Plan Information:        The Company does not have any equity compensation plans or shares authorized or reserved for equity compensation.

Director Compensation

There is no compensation paid or accrued to Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Company is provided office equipment and space by the chief executive officer and majority shareholder, Mr. Robert Dultz. The replacement value of office equipment is approximately $24,000 per year and the space currently consists of approximately 1,500 square feet.  At this time Mr. Dultz does not charge USMetals for the use of this space. The approximate cost of leasing 1,500 square feet of office space is between $22,500 and $25,000 per year.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Securities

There is currently no public trading market for our common stock. There are no shares of common stock subject to outstanding options or warrants to purchase, or other securities convertible into, our common stock;

As we became subject to the reporting requires of Section 13 of the Securities Exchange Act on August XX, 2013, the resale of restricted securities pursuant to Rule 144 may be made after December 1, 2013 and there are 22,442,623 shares of restricted common stock held by our officers and directors that could be sold.  Any such sales could have a material effect on the market price of our common stock.

We intend to find a market maker to make an application on our behalf to FINRA for our shares to be quoted on the OTC Bulletin Board. The application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 under the Securities Exchange Act. Inclusion on the OTC Bulletin Board will permit price quotations for our shares to be published by such service.  Although we intend to have our application submitted to the OTC Bulletin Board by a market maker subsequent to the filing of this registration statement, there can be no assurance that the application will be accepted or that the shares will be traded on the OTC Bulletin Board.

Transfer Agent

Our transfer agent is Computershare Investor Services, 350 Indiana Street, Suite 750, Golden CO 80401.  Telephone 303.262.0678.

Holders

As of the date of this registration statement USCorp is the only holder of our common stock, upon distribution of the dividend shares there will be approximately 1,200 stockholders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and are not planning to do so in the foreseeable future. The payment by us of dividends, if any, in the future rests within the discretion of our board of directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors.

Securities Authorized or Issuance under Equity Compensation Plans.

We do not have any equity compensation plans authorized.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Common stock

We are authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As of  June 14, 2013, we had 100,000,000 shares of common stock held by USCorp.  Following completion of the dividend distribution USCorp will hold no shares and we will have approximately 1,200 stockholders of record of our common stock.

The holders of the shares of our common stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our board of directors and are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of shares of common stock do not have preemptive, subscription or conversion rights.

Holders of shares of common stock are entitled to one vote per share on all matters which stockholders are entitled to vote upon at all meetings of stockholders. The holders of shares of common stock do not have cumulative voting rights, which mean that the holders of more than 50% of our outstanding common stock present at a meeting can elect all of the directors of the Company.

The payment by us of dividends, if any, in the future rests within the discretion of our board of directors and will depend, among other things, upon the Company's earnings, capital requirements and financial condition, as well as other relevant factors. We have not paid any dividends since our inception and we do not intend to pay any cash dividends in the foreseeable future, but intend to retain all earnings, if any, for use in our business.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Bylaws provide that we will indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such in connection with such action, suit or proceeding if that person (i) is not liable under Section 78.138 of the Nevada Revised Statutes ("NRS") or (ii) acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had not reasonable cause to believe the person's conduct was illegal. In addition, pursuant to NRS 78.751 and our bylaws, discretionary indemnification may be authorized by the stockholders, a majority vote of a quorum of disinterested directors, or by legal opinion of counsel, if no quorum of disinterested directors can be obtained or if so directed by a quorum of disinterested directors.

Section 78.138 of the NRS provides that, with certain specified exceptions, or unless the articles of incorporation or an amendment thereto, in each case filed on or after October 1, 2003, provide for greater individual liability, a director or officer is not individually liable to the Registrant or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer and his breach of those duties involved intentional misconduct, fraud or a knowing violation of the law. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere of its equivalent will not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Registrant, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

The indemnification provisions in the bylaws and the indemnification agreements which we may enter into with our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act. However, insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us for expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether our indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue by the court

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements of USMetals, Inc. appear at the end of this report beginning with the Index to Financial Statements on page F-1.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS.

(a)	List of all financial statements filed as part of the registration statement.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance sheets as of September 30, 2012 and September 30, 2011	F-3
Consolidated Statements of Operations for the years ended September 30, 2012 and September 30, 2011 and the period from May 3, 2000 (date of inception) through September 30, 2012	F-4
Consolidated Statement of Stockholders' Deficit for the period from May 3, 2000 (date of inception) through September 30, 2012	F-5
Consolidated Statements of Cash Flows for the years ended September 30, 2012 and September 30, 2011and the period from May 3, 2000 (date of inception) through September 30, 2012	F-7
Notes to the Consolidated Financial Statements	F-8
Consolidated Balance Sheets as of September 30, 2012 and March 31, 2013 (unaudited)	F-14
Consolidated Statements of Operations (unaudited) for the three and six month periods ended March 31, 2013 and 2012 and the period from May 3, 2000 (date of inception) through March 31, 2013	F-15
Consolidated Statements of Cash Flows (unaudited) for the six months ended March 31, 2013 and 2012 and the period from May 3, 2000 (date of inception) through March 31, 2013	F-16
Notes to the Consolidated Financial Statements (unaudited)	F-17

(b)	Exhibits

The following documents are included as exhibits to this report.

Exhibit No.	Title of Document

3.1.1	Articles of Incorporation
3.1.2	Amendment to Articles of Incorporation dated March 12, 2002
3.1.3	Amendment to Articles of Incorporation dated June 5, 2013
3.2	By-Laws
14.1	Code of Ethics

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

USMETALS, INC.
Dated: June 17, 2013	By:	/s/ Robert Dultz
Robert Dultz, President and Director

In accordance with the Exchange Act, This report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

\s\ Robert Dultz	President, Chairman and CEO	June 17, 2013
Robert Dultz	and acting Chief Financial Officer

\s\ Spencer Eubank	Secretary-Treasurer	June 17, 2013
Spencer Eubank	and Director

\s\ Carl O’Baugh	Director	June 17, 2013
Carl O’Baugh

\s\ B. Keith Simerson	Director	June 17, 2013
B. Keith Simerson

\s\ Michelle Seibel	Director	June 17, 2013
Michelle Seibel

\s\ Michael D. Love	Vice President of Business Development and Investor Relations	June 17, 2013
Michael D. Love

USMETALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of

September 30, 2012 and 2011

USMETALS, INC

Table of Contents

INDEPENDENT AUDITORS’ REPORT

FINANCIAL STATEMENTS

Consolidated Balance sheets as of September 30, 2012 and September 30, 2011	F-3
Consolidated Statements of Operations for the years ended September 30, 2012 and September 30, 2011 and the period from May 3, 2000 (date of inception) through September 30, 2012	F-4
Consolidated Statement of Stockholders' Deficit for the period from May 3, 2000 (date of inception) through September 30, 2012	F-5
Consolidated Statements of Cash Flows for the years ended September 30, 2012 and September 30, 2011 and the period from May 3, 2000 (date of inception) through September 30, 2012	F-7
Notes to the Consolidated Financial Statements	F-8

Silberstein Ungar, PLLC CPAs and Business Advisors

Phone (248) 203-0080
Fax (248) 281-0940
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025-4586
www.sucpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
USMetals, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheets of USMetals, Inc. (an exploration stage company) as of September 30, 2012 and 2011 and the related statements of operations, stockholders’ equity and cash flows for the years then ended and for the period from May 3, 2000 (inception) to September 30, 2012. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USMetals, Inc. as of September 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended and for the period from May 3, 2000 (inception) to September 30, 2012,  in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has not yet received revenue from sales of products or services, has negative working capital, and has incurred losses from operations.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans with regard to these matters are described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Silberstein Ungar PLLC
Silberstein Ungar, PLLC
Bingham Farms, Michigan
March 26, 2013

USMetals, Inc.
(an Exploration Stage Company)
Consolidated Balance Sheets
As of September 30, 2012 and 2011

	September 30,
	2012	2011
ASSETS
Current assets:
Cash	$71,762	$1,089,351
Deposits	--	10,000
Total current assets	71,762	1,099,351

Other assets:
Property & equipment- net	13,150	17,331
Mining claims	2,666,907	--
Real property	161,000	--

Total assets	$2,912,819	$1,116,682

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable & accrued expenses	$22,776	$12,517
Collateralized loan payable related party	4,443	--
Loan payable related party	2,635,292	450,138
Total current liabilities	2,662,511	462,655

Long term liabilities:
Collateralized loan payable related party	136,557	--

Total liabilities	2,799,068	462,655

Stockholders' equity:
Common stock $.001 par value, 100,000,000 shares authorized and 24,200,000 issued and outstanding, at September 30, 2012 and 2011	24,200	24,200
Additional paid in capital	2,002,707	1,475,800
Accumulated deficit during exploration stage	(1,913,156)	(693,022)

Total stockholders' equity of the Company	113,751	806,978
Non-controlling interest	--	(152,951)
Total shareholders’ equity to the Company	113,751	654,027

Total Liabilities & Stockholders' Equity	$2,912,819	$1,116,682

The accompanying notes are an integral part of these financial statements.

USMetals, Inc.
 (an Exploration Stage Company)
Consolidated Statements of Operations
For the years ended September 30, 2012 and 2011
and from Inception (May 3, 2000) through September 30, 2012

	Years Ended September 30,		From Inception (May 3, 2000) through September 31,
	2012	2011	2012
Revenues	$265	$--	$265

Expenses:
Consulting	7,494	--	25,669
General and administrative	79,816	74,567	173,239
Mining development	687,761	104,098	1,198,771
Professional fees	292,377	221,752	515,742
Total operating expenses	1,067,448	400,417	1,913,421

Net loss	(1,067,183)	(400,417)	(1,913,156)

Less: Net loss attributable to non-controlling interest	(374,397)	(152,951)	--

Net loss attributable to the Company	$(692,786)	$(247,466)	$(1,913,156)

Basic & fully diluted net loss per common share	$(0.03)	$(0.01)

Weighted average of common shares outstanding:
Basic & fully diluted	24,200,000	24,200,000

The accompanying notes are an integral part of these financial statements.

USMetals, Inc.
 (an Exploration Stage Company)
Consolidated Statement of Stockholders Equity (Deficit)
From Inception (May 3, 2000) through September 30, 2012

	Common Stock		Additional	Accumulated	Total Stockholders' Equity (Deficit) of	Non-controlling	Total Stockholders Equity (Deficit) to
	Shares	Amount	Paid-in Capital	Deficit	the company	Interest	the company

Inception May 3, 2000	24,200,000	$24,200	$(24,200)	$-	$-	$-	$-

Net loss	-	-	-	-	-	-	-

Balance, September 30, 2000	24,200,000	24,200	(24,200)	-	-	-	-

Net loss	-	-	-	-	-	-	-

Balance, September 30, 2001	24,200,000	24,200	(24,200)	-	-	-	-

Net loss	-	-	-	(1,685)	(1,685)	-	(1,685)

Balance, September 30, 2002	24,200,000	24,200	(24,200)	(1,685)	(1,685)	-	(1,685)

Net loss	-	-	-	-	-	-	-

Balance, September 30, 2003	24,200,000	24,200	(24,200)	(1,685)	(1,685)	-	(1,685)

Net loss	-	-	-	(1,520)	(1,520)	-	(1,520)

Balance, September 30, 2004	24,200,000	24,200	(24,200)	(3,205)	(3,205)	-	(3,205)

Net loss	-	-	-	(30,786)	(30,786)	-	(30,786)

Balance, September 30, 2005	24,200,000	24,200	(24,200)	(33,991)	(33,991)	-	(33,991)

Net loss	-	-	-	(3,284)	(3,284)	-	(3,284)

Balance, September 30, 2006	24,200,000	24,200	(24,200)	(37,275)	(37,275)	-	(37,275)

Net loss	-	-	-	(11,924)	(11,924)	-	(11,924)

Balance, September 30, 2007	24,200,000	24,200	(24,200)	(49,199)	(49,199)	-	(49,199)

Net loss	-	-	-	(187,386)	(187,386)	-	(187,386)

Balance, September 30, 2008	24,200,000	24,200	(24,200)	(236,585)	(236,585)	-	(236,585)

Net loss	-	-	-	(199,292)	(199,292)	-	(199,292)

Balance, September 30, 2009	24,200,000	24,200	(24,200)	(435,877)	(435,877)	-	(435,877)

Net loss	-	-	-	(9,679)	(9,679)	-	(9,679)

Balance, September 30, 2010	24,200,000	24,200	(24,200)	(445,556)	(445,556)	-	(445,556)

Subsidiary shares issued for cash	-	-	1,500,000	-	1,500,000	-	1,500,000

Net loss	-	-	-	(247,466)	(247,466)	(152,951)	(400,417)

Balance, September 30, 2011	24,200,000	24,200	1,475,800	(693,022)	806,978	(152,951)	654,027

Shares issued in shares exchange by parent (USCORP) to purchase non-controlling interest and mining claims on behalf of USMetals Inc.	-	-	526,907	(152,951)	373,956	152,951	526,907

Net loss	-	-	-	(1,067,183)	(1,067,183)	-	(1,067,183)

Balance, September 30, 2012	24,200,000	$24,200	$2,002,707	$(1,913,156)	$113,751	$-	$113,751

The accompanying notes are an integral part of these financial statements.

USMetals, Inc.
(an Exploration Stage Company)
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2012 and 2011
and from Inception (May 3, 2000) through September 30, 2012

	Years Ended September 30,		From Inception (May 3, 2000) through September 30,
Operating activities:	2012	2011	2012
Net (loss) for the period	$(1,067,183)	$(400,417)	$(1,913,156)

Items not involving cash
Depreciation	4,465	2,485	6,950
Changes in non-cash working capital:
Change in deposits	10,000	(10,000)	-
Change in accounts payable	10,259	12,517	22,776
Net cash used in operating activities	(1,042,459)	(395,415)	(1,883,430)

Investing activities:
Used in purchase of equipment	(20,284)	(19,816)	(40,100)

Financing activities:
Proceeds from sale of shares for cash	-	1,500,000	1,500,000
Proceeds from related party	45,154	4,582	495,292
Net cash provided by financing activities	45,154	1,504,582	1,995,292

Net increase (decrease) in cash	(1,017,589)	1,089,351	71,762

Cash, beginning of period	1,089,351	-	-

Cash, end of period	$71,762	$1,089,351	$71,762

Interest Paid with Cash	$-	$-	$-
Taxes Paid with Cash	$-	$-	$-

SUPPLEMENTAL SCHEDULE OF NON-CASH ITEMS:
Acquisition of mining claims through issuance of parent stock	$2,666,907	$-	$2,666,907
Purchase of property through related party debt issuance	$141,000	$-	$141,000

The accompanying notes are an integral part of these financial statements.

USMetals, Inc.
 (an Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2012 and 2011

1.	Nature of Business and Significant Accounting Principles

The summary of significant accounting policies is presented to assist in the understanding of the financial statements.  The financial statements and notes are representations of management.  These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Business and Organization-  “

The Company has minimal revenues to date and has defined itself as an “exploration stage” company.

Management of the Company-

Name	Age	Position Held
Robert Dultz	71	Chief Executive Officer, acting CFO, President and a Director and Chairman of the Board of Directors
Spencer Eubank	61	Secretary, Treasurer and a Director
Carl W. O’Baugh	81	Director
B. Keith Simerson	56	Director
Michelle Seibel	57	Director
Michael D. Love	61	Vice President of Business Development and Investor Relations

Directors hold office until the next annual shareholders meeting or until their death, resignation, retirement, removal, disqualification, or until a successor has been elected. Vacancies in the Board are filled by majority vote of the remaining directors. Officers of the Company serve at the will of the Board of Directors.

Company Fiscal Year End- The Company’s fiscal year is September 30.

Basis of Presentation- The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles.

Exploration Stage Company- the Company has no operations and minimal revenues since its inception and therefore qualifies for treatment as an Exploration Stage company as per the accounting guidance. Financial transactions are accounted for as per generally accepted accounted principles. Costs incurred during the exploration stage are accumulated in “accumulated deficit- exploration stage” and are reported in the Stockholders’ Equity  section of the balance sheet.

Consolidation- The consolidated financial statements incorporate the results, cash flows and net assets of USMetals, Inc. and the entities controlled by it (its subsidiaries) after eliminating internal transactions and recognizing any non-controlling interests in those Entities. Control is achieved where the Group has the power to govern the financial and operating policies of an investee entity so as to obtain economic benefits from its activities. Where a subsidiary is acquired or disposed of in the year, its results and cash flows are included from the effective date of acquisition or up to the effective disposal date.

Where a consolidated company is less than 100% owned by the Group, the non-controlling interest share of the results and net assets are recognized at each reporting date. The interests of non-controlling shareholders are ordinarily measured at the non-controlling interests’ proportionate share of the fair value of the acquirer’s identifiable net assets, but may alternatively be initially measured at fair value. The choice of measurement is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

1.   Nature of Business and Significant Accounting Principles- Continued

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to equity holders of the parent.

Use of Estimates- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with an original maturity of three months or less.

Fair Value of Financial Instruments-The carrying amounts reflected in the balance sheets for cash, deferred charges, accounts payable, accrued expenses and loans payable approximate the respective fair values due to the short maturities of these items. The Company does not hold any investments that are available-for-sale.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Property and Equipment- Property and equipment are stated at cost. Depreciation expense on equipment is computed using the straight-line method over the estimated useful life of the asset, which is estimated at three years.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of September 30, 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Mineral Property Expenditures- Mineral property acquisition costs are capitalized in accordance with FASB ASC 930-805, “Extractive Activities-Mining,” when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures. Mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met. In the event that mineral property acquisition costs are paid with Company shares, those shares are recorded at the estimated fair value at the time the shares are due in accordance with the terms of the property agreements.

1.   Nature of Business and Significant Accounting Principles- Continued

Mineral property exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves and pre-feasibility, the costs incurred to develop such property are capitalized. Estimated future removal and site restoration costs, when determinable are provided over the life of proven reserves on a units-of-production basis. Costs, which include production equipment removal and environmental remediation, are estimated each period by management based on current regulations, actual expenses incurred, and technology and industry standards. Any charge is included in exploration expense or the provision for depletion and depreciation during the period and the actual restoration expenditures are charged to the accumulated provision amounts as incurred.

Revenue Recognition- Mineral sales will result from undivided interests held by the Company in mineral properties. Sales of minerals will be recognized when delivered to be picked up by the purchaser. Mineral sales from marketing activities will result from sales by the Company of minerals produced by the Company (or affiliated entities) and will be recognized when delivered to purchasers. Mining revenues generated from the Company’s day rate contracts, included in mine services revenue, will be recognized as services are performed or delivered.

Earnings per share- The Company follows ASC Topic 260 to account for earnings per share. Basic earnings per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

2.   Going Concern

The accompanying consolidated financial statements have been presented in accordance with generally accepted accounting principles, which assume the continuity of the Company as a going concern. However, the Company has incurred significant losses since its inception and has minimal revenues and continues to rely on the issuance of shares and warrants to raise capital to fund its business operations.

Management’s plans with regard to this matter are as follows:

* Obtain the necessary approvals and permits to complete exploration and begin test production on our properties as warranted.  A drilling plan for the newly-expanded Twin Peaks Project was approved and commenced in November 2011 and was completed in the spring of 2012.

* Receive and analyze the Twin Peaks assays, drill reports and on-going reports of other exploration activities;

* Review the results of the drilling programs on each of the sites when completed. After consideration of the nature of the ore bodies of the properties, Management will make decisions regarding further development of the properties, including beginning commercial scale operations when exploration is completed on the Twin Peaks Project.

* Continue exploration and ramp up transitioning to development and production in order to meet ongoing and anticipated demand for gold and silver.

2.  Going Concern- Continued

* Continue to augment our mining exploration team and strategic business relationships with quality and results-oriented people as needed: professionals and consulting firms to advise management to handle mining operations, acquisitions and development of existing and future mineral resource properties.

 * Continue to recruit strategic business alliances with consultants, engineers, contractors as well as joint venture partners when appropriate, and set up an information and communication network that allows the alliance to function effectively to develop the properties.

* Draw up and Submit to the BLM the final Mining Plan of Operations ("MPO") for the Twin Peaks;

* Begin commercial scale operations on one or more of the properties as soon as the required permits and approvals have been granted, or be acquired by a major gold mining company.

* Continue to acquire additional properties and/or form strategic business relationships with corporations with properties as joint ventures or subsidiaries in order to advance the company’s growth plans.

3.  Property and Equipment

Property and equipment at September 30, 2012 and 2011 is comprised as follows.

	September 30,
	2012	2011
Office equipment	$4,034	$3,751
Vehicle	16,065	16,065
Accumulated depreciation	(6,949)	(2,485)

Property & equipment- net	$13,150	$17,331

Depreciation expense for the years ending September 30, 2012 and 2011 was $4,465 and $2,485.  respectively.

In the fiscal year ending September 30, 2012, the Company purchased real property from a related party located near the twin peaks claims.  The purchase price of the property was $161,000, the Company made a cash payment of $20,000 and signed a $141,000 promissory note.  The note bears an annual interest rate of 5% and payments are due quarterly.  The note is secured by the real property obtained in the purchase.  The Company plans to use the house as a headquarters for exploration of the claims.

4. Mineral Property

USMetals, Inc. (“USMetals”) entered into an Asset Funding/Operation and Shareholders Agreement (the “Transaction”) with Arizona Gold Corp, a private British Columbia Corporation (“AGCBC”), Arizona Gold Founders, LLC a private California limited liability company (“AGF”) and William and Denise DuBarry Hay (collectively, “Hay”) providing for the sale of USMetals’ 172 Arizona mining claims known as the Twin Peaks Project (the “Twin Peaks Project”) to AGC Corp., an Arizona company (“AGCAZ”), a wholly owned subsidiary of AGCBC, in exchange for up to 120,000,000 shares or 90.1% of AGCBC’s common stock (the “Transaction”).  The Company and its parent Company USCorp took steps to unwind the Transaction pursuant to an Agreement (the “Agreement”) dated June 28, 2012, and amended on June 30, 2012, by a First Amendment to the Agreement to provide that the Closing (as defined in the Agreement) was to take place not later than September 10, 2012 (“Unwinding”).

The Unwinding between the parties was consummated in several steps including the transfer of all of the Twin Peak Claims to USMetals by transfer of the stock of AGC Corp. to it, the delivery of certain USCorp stock to the former shareholders of AGC, and the redelivery of certain shares of USCorp shares to Kaswit and AGF or Hay.  A total of 30,800,000 USCorp shares valued at $1,540,000 ($0.05 per share) were issued to former shareholders of AGC Corp and an additional 12,000,000 USCorp shares valued at $600,000 ($0.05 per share) remain to be issued.  In addition 14,000,000 USCorp shares valued at $840,000 were held by “Hay” and per the March 22, 2011 agreement were required to be returned in exchange for the AGC Corp. shares initially issued to “Hay”.  The shares receivable were reassigned to “Hay” in return for their outstanding shares of AGC Corp.  The total value of the investment purchased was determined to be $2,666,907.  This value was assigned to claims that became 100% owned by USMetals (100% owned subsidiary) as part of the transaction.  These claims are analyzed annually for impairment and the company deemed no impairment necessary as of December 31, 2012.

5. Stockholders’ Equity

The Company has 100,000,000 shares authorized and 24,200,000 shares issued and outstanding.  All issued and outstanding shares are held by its parent Company USCorp.

In the fiscal year ending 2011 Arizona Gold Corp. (“AGCBC”) issued 14,100,000 shares of common stock for $1,500,000 in cash proceeds.

6.  Related Party Transactions

During the quarter ended December 31, 2012 and years ending of September 30, 2012 and, 2011 the company received net cash advances from its parent Company in the amounts of $16,498, $45,154 and $11,682, respectively. As of December 31, 2012 and September 30, 2012 and, 2011, the Company has received a total net advance in the amount of $514,890, $498,392 and $453,238, respectively. All amounts advanced to the Company are unsecured, non-interest bearing and due upon demand.

As discussed in note 4, in the year ending 2012 the Company’s Parent USCorp issued shares on behalf of USMetals to obtain mining claims and purchase all outstanding non-controlling interest in USMetals’ subsidiary AGC Corp. (“AGCAZ”)  Shares were issued as follows  A total of 30,800,000 USCorp shares valued at $1,540,000 ($0.05 per share) were issued to former shareholders of Arizona Gold Corp. and an additional 12,000,000 USCorp shares valued at $600,000 ($0.05 per share) remain to be issued.  In addition 14,000,000 USCorp shares valued at $840,000 were held by “Hay” and per the March 22, 2011 agreement were required to be returned in exchange for the AGC Corp. shares initially issued to “Hay”.  The shares receivable were reassigned to “Hay” in return for their outstanding shares of AGC Corp.  The total value of the investment purchased was determined to be $2,666,907.  This value was assigned to claims that became 100% owned by USMetals (100% owned subsidiary) as part of the transaction.

As discussed in note 3, in the year ending 2012 the Company purchased real property from a related party located near the twin peaks claims.  The purchase price of the property was $161,000. The Company made a cash payment of $20,000 and signed a $141,000 promissory note.  The note bears an annual interest rate of 5% and payments are due quarterly. The Company makes quarterly payments of $2,618. As of December 31, 2012 the Company owed $140,144 on the note.  The note is secured by the real property obtained in the purchase.  The Company plans to use the house as a headquarters for exploration of the claims.

Future aggregate principal payments as of September 30, 2012 are as follows:

2013	$4,389
2014	$3,713
2015	$3,902
2016	$4,100
2017	$4,309
Thereafter	$120,587

7. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date through the issuance date of these financial statements in accordance with FASB ASC 855 and has determined there are no such events that would require adjustment to, or disclosure in, the financial statements.

USMETALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2013

USMETALS, INC

Table of Contents

UNAUDITED FINANCIAL STATEMENTS

Consolidated Balance sheets as of March 31, 2013 and September 30, 2012	F-14
Consolidated Statements of Operations for the Three and Six Months Ended March 31, 2013 and 2012 and from Inception (May 3, 2000) through March 31, 2013	F-15
Consolidated Statements of Cash Flows for the Six Months Ended March 31, 2013 and 2012 and from Inception (May 3, 2000) through March 31, 2013	F-16
Notes to the Consolidated Financial Statements	F-17

USMetals, Inc.
(an Exploration Stage Company)
Consolidated Balance Sheets (unaudited)
As of March 31, 2013 and September 30, 2012

	March 31,	September 30,
	2013	2012
ASSETS
Current assets:
Cash	$4,407	$71,762
Due from related party	15,577	--
Total current assets	19,984	72,762

Other assets:
Property & equipment- net	10,635	13,150
Mining claims	2,666,907	2,666,907
Real property	156,942	161,000

Total assets	$2,854,468	$2,912,819

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses	$-	$22,776
Collateralized loan payable related party	8,859	4,443
Loan payable related party	2,672,678	2,635,292
Total current liabilities	2,681,537	2,662,511

Long term liabilities
Collateralized loan payable related party	134,778	136,557

Total liabilities	2,816,315	2,799,068

Stockholders' equity:
Common stock $.001 par value, 100,000,000 shares authorized and 24,200,000 issued and outstanding, at March 31, 2013 and September 30, 2012	24,200	24,200
Additional paid in capital	2,002,707	2,002,707
Accumulated deficit during exploration stage	(1,988,754)	(1,913,156)

Total stockholders' equity	38,153	113,751

Total Liabilities & Stockholders' Equity	$2,854,468	$2,912,819

The accompanying notes are an integral part of these financial statements.

USMetals, Inc.
 (an Exploration Stage Company)
Consolidated Statements of Operations (unaudited)
For the Three and Six Months Ended March 31, 2013 and 2012
and from Inception (May 3, 2000) through March 31, 2013

	Three Months Ended March 31,		Six Months Ended March 31,		From Inception (May 3, 2000) through March 31,
	2013	2012	2013	2012	2013
Revenues	$-	$-	$-	$265	$265

Operating Expenses:
Consulting	948	-	17,551	-	36,120
General and administrative	3,154	18,649	15,251	42,976	195,590
Mining development	-	218,237	1,460	645,086	1,200,231
Professional fees	(3,129)	96,842	36,081	186,140	551,823
Total operating expenses	973	333,728	70,343	874,202	1,983,764

Loss from operations	973	(333,728)	(70,343)	(873,937)	(1,982,384)
Other (expenses)
Interest expense	(1,741)	-	(5,255)	-	(5,255)
Total other (expenses)	(1,741)	-	(5,225)	-	(5,255)

Net loss	(2,714)	(333,728)	(75,598)	(873,937)	(1,988,754)

Less: Net loss attributable to non-controlling interest	-	(128,630)		(337,253)	-

Net loss attributable to the Company	$(2,714)	$(204,833)	$(75,598)	$(536,684)	$(1,988,754)

Basic & fully diluted net loss per common share	$(0.00)	$(0.01)	$(0.00)	$(0.02)

Weighted average of common shares outstanding:
Basic & fully diluted	24,200,000	24,200,000	24,200,000	24,200,000

The accompanying notes are an integral part of these financial statements.

USMetals, Inc.
(an Exploration Stage Company)
Consolidated Statements of Cash Flows (unaudited)
For the Six Months Ended March 31, 2013 and 2012
and from Inception (May 3, 2000) through March 31, 2013

	Six Months Ended March 31,		From Inception (May 3, 2000) through March 31,
Operating activities:	2013	2012	2013
Net (loss) for the period	$(75,598)	$(873,937)	$(1,988,754)

Items not involving cash
Depreciation	6,573	2,232	13,523
Interest	3,493	-	3,493
Changes in non-cash working capital:
Change in accounts receivable related party	(15,577)	-	(15,577)
Change in accounts payable	(22,776)	13,131	-
Net cash (used in) operating activities	(103,885)	(848,574)	(1,987,315)

Investing activities:
Used in asset Purchase	-	(283)	(40,100)

Financing activities:
Proceeds from sale of shares for cash	-	-	1,500,000
Repayment of note payable principal	(856)	-	(856)
Proceeds from related party	37,386	2,505	532,678
Net cash provided by financing activities	36,530	2,505	2,031,822

Net increase (decrease) in cash	(67,355)	(846,352)	4,407

Cash, beginning of period	71,762	1,089,351	-

Cash, end of period	$4,407	$242,999	$4,407

Interest Paid with Cash	$1,763	$-	$1,763
Taxes Paid with Cash	$-	$-	$-

SUPPLEMENTAL SCHEDULE OF NON-CASH ITEMS:
Acquisition of mining claims through issuance of parent stock	$-	$-	$2,666,907
Purchase of property through related party debt issuance	$-	$-	$141,000

The accompanying notes are an integral part of these financial statements.

USMetals, Inc.
 (an Exploration Stage Company)
Notes to the Consolidated Financial Statements
March 31, 2013

1.  Nature of Business and Significant Accounting Principles

The summary of significant accounting policies is presented to assist in the understanding of the financial statements.  The financial statements and notes are representations of management.  These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Business and Organization-  USMetals, Inc. (“USMetals”),  is a Nevada corporation formed on May 3, 2000 as Deco Tek, Inc. On March 12, 2002 the Company changed its name to USMetals, Inc.
In April 2002 USCORP acquired the company and its 141 unpatented mining claims known as the Twin Peaks Project in Yavapai County Arizona, by issuing 24,200,000 shares of USCORPs common stock in exchange for all 24,200,000 issued and outstanding shares of Deco Tek, Inc. The Company became a wholly owned subsidiary of USCORP as a result of this share exchange.

On March 22, 2011 the Company entered into an Asset Funding/Operation and Shareholders Agreement, with Arizona Gold Corp., a private British Columbia Corporation (“AGC”) and its wholly owned subsidiary, AGC Corp, a private Arizona company (“AGCAZ”), providing for the sale of 172 Arizona mining claims known as the Twin Peaks Project to AGCAZ in exchange for 90,200,000 shares or 61.34% of AGC’s common stock. The Twin Peaks Project now consists of 268 Lode and 8 Placer Claims.

In September 2012 the Company completed an unwinding of the Agreement with AGC. The key elements of the unwinding were: AGC Corp, a private Arizona corporation in whose name the Twin Peaks Project claims are held, became a wholly owned (100%) subsidiary of USMetals, Inc.  All of the Twin Peaks Project Claims are 100% under USMetals’ control; All remaining assets of AGC Corp have been transferred to USMetals, in exchange for shares of USMetals Parent Company USCorp; Arizona Gold Corp, AGC Corp’s parent, will be dissolved in the future.

The Company has minimal revenues to date and has defined itself as an “exploration stage” company.

Management of the Company-

Name	Age	Position Held
Robert Dultz	71	Chief Executive Officer, acting CFO, President and a Director and Chairman of the Board of Directors
Spencer Eubank	61	Secretary, Treasurer and a Director
Carl W. O’Baugh	81	Director
B. Keith Simerson	56	Director
Michelle Seibel	57	Director
Michael D. Love	61	Vice President of Business Development and Investor Relations

1.  Nature of Business and Significant Accounting Principles- Continued

Directors hold office until the next annual shareholders meeting or until their death, resignation, retirement, removal, disqualification, or until a successor has been elected. Vacancies in the Board are filled by majority vote of the remaining directors. Officers of the Company serve at the will of the Board of Directors.

Company Fiscal Year End- The Company’s fiscal year is September 30.

Basis of Presentation- The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles.

Exploration Stage Company- the Company has no operations and minimal revenues since its inception and therefore qualifies for treatment as an Exploration Stage company as per the accounting guidance. Financial transactions are accounted for as per generally accepted accounted principles. Costs incurred during the exploration stage are accumulated in “accumulated deficit- exploration stage” and are reported in the Stockholders’ Equity section of the balance sheet.

Consolidation- The unaudited consolidated financial statements incorporate the results, cash flows and net assets of USMetals, Inc. and the entities controlled by it (its subsidiaries) after eliminating internal transactions and recognizing any non-controlling interests in those Entities. Control is achieved where the Group has the power to govern the financial and operating policies of an investee entity so as to obtain economic benefits from its activities. Where a subsidiary is acquired or disposed of in the year, its results and cash flows are included from the effective date of acquisition or up to the effective disposal date.

Where a consolidated company is less than 100% owned by the Group, the non-controlling interest share of the results and net assets are recognized at each reporting date. The interests of non-controlling shareholders are ordinarily measured at the non-controlling interests’ proportionate share of the fair value of the acquirer’s identifiable net assets, but may alternatively be initially measured at fair value. The choice of measurement is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to equity holders of the parent.

Use of Estimates- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with an original maturity of three months or less.

1.  Nature of Business and Significant Accounting Principles- Continued

Fair Value of Financial Instruments-The carrying amounts reflected in the balance sheets for cash, deferred charges, accounts payable, accrued expenses and loans payable approximate the respective fair values due to the short maturities of these items. The Company does not hold any investments that are available-for-sale.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Property and Equipment- Property and equipment are stated at cost. Depreciation expense on equipment is computed using the straight-line method over the estimated useful life of the asset, which is estimated at three years.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of September 30, 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Mineral Property Expenditures- Mineral property acquisition costs are capitalized in accordance with FASB ASC 930-805, “Extractive Activities-Mining,” when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures. Mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met. In the event that mineral property acquisition costs are paid with Company shares, those shares are recorded at the estimated fair value at the time the shares are due in accordance with the terms of the property agreements.

1.  Nature of Business and Significant Accounting Principles- Continued

Mineral property exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves and pre-feasibility, the costs incurred to develop such property are capitalized. Estimated future removal and site restoration costs, when determinable are provided over the life of proven reserves on a units-of-production basis. Costs, which include production equipment removal and environmental remediation, are estimated each period by management based on current regulations, actual expenses incurred, and technology and industry standards. Any charge is included in exploration expense or the provision for depletion and depreciation during the period and the actual restoration expenditures are charged to the accumulated provision amounts as incurred.

Revenue Recognition- Mineral sales will result from undivided interests held by the Company in mineral properties. Sales of minerals will be recognized when delivered to be picked up by the purchaser. Mineral sales from marketing activities will result from sales by the Company of minerals produced by the Company (or affiliated entities) and will be recognized when delivered to purchasers. Mining revenues generated from the Company’s day rate contracts, included in mine services revenue, will be recognized as services are performed or delivered.

Earnings per share- The Company follows ASC Topic 260 to account for earnings per share. Basic earnings per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

2.  Going Concern

The accompanying consolidated financial statements have been presented in accordance with generally accepted accounting principles, which assume the continuity of the Company as a going concern. However, the Company has incurred significant losses since its inception and has no revenues and continues to rely on the issuance of shares and warrants to raise capital to fund its business operations.

Management’s plans with regard to this matter are as follows:

* Obtain the necessary approvals and permits to complete exploration and begin test production on our properties as warranted.  A drilling plan for the newly-expanded Twin Peaks Project was approved and commenced in November 2011 and was completed in the spring of 2012.

* Receive and analyze the Twin Peaks assays, drill reports and on-going reports of other exploration activities;

* Review the results of the drilling programs on each of the sites when completed. After consideration of the nature of the ore bodies of the properties, Management will make decisions regarding further development of the properties, including beginning commercial scale operations when exploration is completed on the Twin Peaks Project.

* Continue exploration and ramp up transitioning to development and production in order to meet ongoing and anticipated demand for gold and silver.

2.  Going Concern- Continued

* Continue to augment our mining exploration team and strategic business relationships with quality and results-oriented people as needed: professionals and consulting firms to advise management to handle mining operations, acquisitions and development of existing and future mineral resource properties.

 * Continue to recruit strategic business alliances with consultants, engineers, contractors as well as joint venture partners when appropriate, and set up an information and communication network that allows the alliance to function effectively to develop the properties.

* Draw up and Submit to the BLM the final Mining Plan of Operations ("MPO") for the Twin Peaks;

* Begin commercial scale operations on one or more of the properties as soon as the required permits and approvals have been granted, or be acquired by a major gold mining company.

* Continue to acquire additional properties and/or from strategic business relationships with corporations with properties as joint ventures or subsidiaries in order to advance the company’s growth plans.

3.  Property and Equipment

Property and equipment at March 31, 2013 and September 30, 2012 is comprised as follows.

	March 31,	September 30,
	2013	2012
Office equipment	$4,034	$4,034
Vehicle	16,065	16,065
Accumulated depreciation	(9,464)	(6,949)

Property & equipment- net	$10,635	$13,150

Depreciation expense for the six months ended March 31, 2013 and 2012  was $2,515 and $2,232,  respectively.

In the fiscal year ending September 30, 2012, the Company purchased real property from a related party located near the twin peaks claims.  The purchase price of the property was $161,000, the Company made a cash payment of $20,000 and signed a $141,000 promissory note.  The note bears an annual interest rate of 5% and payments are due quarterly.  The note is secured by the real property obtained in the purchase.  The Company plans to use the house as a headquarters for exploration of the claims. During the six months ending March 31, 2013, depreciation of $4,058 was recorded in relation to the real property.

 4. Mineral Property

USMetals, Inc. (“USMetals”) entered into an Asset Funding/Operation and Shareholders Agreement (the “Transaction”) with Arizona Gold Company, a private British Columbia Corporation (“AGC”), Arizona Gold Founders, LLC a private California limited liability company (“AGF”) and William and Denise DuBarry Hay (collectively, “Hay”) providing for the sale of USMetals’ 172 Arizona mining claims known as the Twin Peaks Project (the “Twin Peaks Project”) to AGC Corp., an Arizona limited liability company, a wholly owned subsidiary of AGC, in exchange for up to 120,000,000 shares or 90.1% of AGC’s common stock (the “Transaction”).  The Company and its parent Company USCORP took steps to unwind the Transaction pursuant to an Agreement (the “Agreement”) dated June 28, 2012, and amended on June 30, 2012, by a First Amendment to the Agreement to provide that the Closing (as defined in the Agreement) was to take place not later than September 10, 2012 (“Unwinding”).

The Unwinding between the parties was consummated in several steps including the transfer of all of the Twin Peak Claims to USMetals by transfer of the stock of AGC Corp. to it, the delivery of certain USCorp stock to the former shareholders of AGC, and the redelivery of certain shares of USCorp shares to Kaswit and AGF or Hay.  A total of 30,800,000 USCORP shares valued at $1,540,000 ($0.05 per share) were issued to former shareholders of AGC Corp and an additional 12,000,000 USCORP shares valued at $600,000 ($0.05 per share) were subsequently issued on April 1, 2013.  In addition 14,000,000 USCORP shares  valued at $840,000 were held by “Hay” and per the March 22, 2011 agreement were required to be returned in exchange for the AGC Corp. shares initially issued to “Hay”.  The shares receivable were reassigned to “Hay” in return for their outstanding shares of AGC Corp.  The total value of the investment purchased was determined to be $2,666,907.  This value was assigned to claims that became 100% owned by USMetals as part of the transaction.  These claims are analyzed annually for impairment and the company deemed no impairment necessary as of March 31, 2013.

5. Stockholders’ Equity

The Company has 100,000,000 shares authorized and 24,200,000 shares issued and outstanding.  All issued and outstanding shares are held by its parent Company USCORP.

6.  Related Party Transactions

During the six months ended March 31, 2013 and 2012, the Company received net cash advances from its parent Company in the amounts of $37,386 and $2,505, respectively.

As discussed in note 4, in the year ending September 30, 2012, the Company’s Parent, USCORP, issued shares on behalf of USMetals to obtain mining claims and purchase all outstanding non-controlling interest in USMetals subsidiary AGC Corp.  Shares were issued as follows  A total of 30,800,000 USCORP shares valued at $1,540,000 ($0.05 per share) were issued to former shareholders of AGC Corp and an additional 12,000,000 USCORP shares valued at $600,000 ($0.05 per share) were subsequently issued on April 1, 2013.  In addition 14,000,000 USCORP shares  valued at $840,000 were held by “Hay” and per the March 22, 2011 agreement were required to be returned in exchange for the AGC Corp. shares initially issued to “Hay”.  The shares receivable were reassigned to “Hay” in return for their outstanding shares of AGC Corp.  The total value of the investment purchased was determined to be $2,666,907.  This value was assigned to claims that became 100% owned by USMetals as part of the transaction.

As of  March 31, 2013 and September 30, 2012 the Company has a total net advance balance of $2,672,678 and $2,635,292, respectively. All amounts advanced to the Company are unsecured, non-interest bearing and due upon demand.

6.  Related Party Transactions- Continued

As discussed in note 3, in the year ending September 30, 2012, the Company purchased real property from a related party located near the twin peaks claims.  The purchase price of the property was $161,000, the Company made a cash payment of $20,000 and signed a $141,000 promissory note.  The note bears an annual interest rate of 5% and payments are due quarterly. The Company makes quarterly payments of $2,618. As of March 31, 2013 the Company owed $143,637 on the note, including accrued interest.  The note is secured by the real property obtained in the purchase.  The Company plans to use the house as a headquarters for exploration of the claims.

Future aggregate principle payments as of March 31, 2012 are as follows:

2013	$3,533
2014	$3,713
2015	$3,902
2016	$4,100
2017	$4,309
Thereafter	$120,587

7. Subsequent Events

On April 9, 2013, USMetals, Inc’s parent Company; USCorp, announced that it would be spinning off USMetals, Inc. through a distribution of shares to its existing shareholders.  All holders of USCorp shares as of April 15, 2013 (record date) will be entitled to received one common share of USMetals, Inc for every 10 shares (or shares convertible into Common shares) held in USCorp.

On April 23, 2013 USMetals, Inc’s parent Company; USCorp received notification from FINRA that the required forms notifying FINRA and USCorp’s shareholders of the Spin-offs and Record Date had not been filed. As a result management and USCorp’s securities counsel are preparing the notification forms for submission to FINRA. As soon as these forms and other required filings with regulatory bodies have been prepared and submitted, a new record date will be announced.